Exhibit 99.1

 JACADA LTD.
8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel

October 11, 2016

Dear Shareholders:

You are cordially invited to attend our 2016 Annual General Meeting of Shareholders, or the Meeting, which will be held at 11:00 a.m. (Israel time) on Thursday, November 10, 2016, at our offices at 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, for the following purposes:

(1) Reelection of Ms. Tzvia Broida to the Jacada Ltd. (referred to as Jacada or the Company) Board of Directors, or the Board, as an external director under the Israeli Companies Law, 5759-1999, or the Companies Law, and as a Class II director under the Articles of Association of Jacada, or the Articles, for a three year term, until November 9, 2019.

(2) Approval of the acquisition by IGP Digital Interaction Limited Partnership, or IGP, of 261,287 newly-issued ordinary shares, par value 0.04 New Israeli Shekels per share, of Jacada, or ordinary shares, representing 5% of the issued and outstanding share capital of Jacada on a fully diluted basis, at a price per share of $5.25, in a private placement pursuant to a Securities Purchase Agreement, dated September 29, 2016, by and between Jacada and IGP (we refer to this private placement as the Acquisition). The approval of the Acquisition is required pursuant to Section 328(b)(1) of the Companies Law, as the purchase by IGP of the shares offered to it by the Company in the Acquisition will, together with the 1,040,000 ordinary shares previously purchased by IGP, result in aggregate holdings by IGP of 25% or more of the total voting power of the Company (a “control block” within the meaning of~~,~~ the Companies Law), and prior to the Acquisition there is no shareholder of Jacada holding such “control block”.

(3) Election to the Board of Mr. Haim Shani to serve as a Class II director under the Articles.

(4) Approval of the expansion of the authorized size of the Board from its current size of six (6) members to nine (9) members, and an amendment to Article 39(c) of the Articles that increases the number of unclassified directors authorized to serve on the Board for a one-year term, from one annual general meeting of shareholders until the following annual general meeting of shareholders, from one (1) to three (3).

(5) Subject to the approval of Proposal 4, the election of Mr. Assaf Harel to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Subject to the approval of Proposal 4, the re-election of Mr. Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(7) Subject to his or their election pursuant to Proposal 3 and, if applicable, Proposal 5, the approval, for each of Mr. Haim Shani and, if applicable, Mr. Assaf Harel, of (i) his receipt of cash remuneration and reimbursement of expenses matching that paid to all other non-executive members of the Board, and in addition,  to the extent any other Board member will be awarded options or other equity-based awards in excess of the pool of options to purchase up to 263,750 ordinary shares that has been previously designated for Board members (consisting of 233,750 currently granted options and an additional 30,000 options available for future grants), then each of Messrs. Shani and Harel shall also be entitled to awards of like tenor, (ii) his entry into an agreement with the Company for indemnification and exculpation with terms that match those to which all other Board members are entitled, and (iii) his inclusion in the Company’s director and officer liability insurance coverage.

i

(8) Approval of (i) the amendment and restatement of Article 67 of the Articles and (ii) our entry into a new form of director and officer indemnification agreement with our directors and officers, in each case so as to update the provisions thereof in light of changes to the Companies Law and other Israeli laws that allow for broader-based indemnification.

(9) Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2015 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved Proposals 1 through 9 above, and recommends that you vote in favor thereof.

The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Jacada’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Thursday, November 17, 2016 at the same time and place. At such adjourned meeting, if within one half-hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals (other than Proposals 4 and 8) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the re-election of Ms. Broida to serve as an external director and Class II director under Proposal 1 also requires that either:

•
the majority voted in favor of her re-election includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) (other than a personal interest that does not derive from a relationship with a controlling shareholder) in her re-election that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against her re-election does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Articles, each of (i) the expansion of the authorized size of the Board, and the increase, from one to three, in the authorized number of unclassified directors who may serve a one-year term, pursuant to Proposal 4, and (ii) the updating amendment and restatement of the director and officer indemnification and insurance provisions of our Articles pursuant to Proposal 8, requires the approval of seventy-five percent (75%) of the ordinary shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) on that proposal at the Meeting (or at any adjournment thereof).

The attached proxy statement further describes the proposals listed above. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope, so as to be received not later than four (4) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

ii

If your ordinary shares in Jacada are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate and to vote your shares at the Meeting (or to appoint a proxy to do so).

Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” all proposals, except Proposal 1 (due to the required indication whether you have a conflict of interest in the approval of that proposal).  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the attached proxy statement and on the enclosed proxy card.

By Order of the Board, Yossie Hollander Chairman of the Board of Directors

iii

JACADA LTD.
8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the 2016 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2016 Annual General Meeting of Shareholders that was published by the Company on October 6, 2016.  The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, November 10, 2016, at the Company’s offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

This Proxy Statement, the attached cover letter from our Chairman of the Board, and the enclosed proxy card, are being mailed to shareholders on or about October 14, 2016.

You are entitled to vote at the Meeting if you held ordinary shares of our Company, par value 0.04 New Israeli Shekels per share, or ordinary shares, as of the close of business on October 10, 2016, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “Voting Procedure” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, November 10, 2016, at the Company’s offices at 8 Ha’sadna’ot Street, Herzliya 46728, Israel.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws as they relate to Israeli corporations may differ from requirements under U.S. corporate and securities laws as they apply to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its officers or directors in an Israeli court for violations of U.S. securities laws.  It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following proposals:

(1) Reelection of Ms. Tzvia Broida to Jacada’s board of directors, or the Board, as an external director under the Israeli Companies Law, 5759-1999, or the Companies Law, and as a Class II director under the Articles of Association of Jacada, or the Articles, for a three year term, until November 9, 2019.

(2) Approval of the acquisition by IGP Digital Interaction Limited Partnership, or IGP, of 261,287 newly-issued ordinary shares, representing 5% of the issued and outstanding share capital of Jacada on a fully diluted basis, at a price per share of $5.25, in a private placement pursuant to a Securities Purchase Agreement, dated September 29, 2016, by and between Jacada and IGP (we refer to this private placement as the Acquisition). The approval of the Acquisition is required pursuant to Section 328(b)(1) of the Companies Law, as the purchase by IGP of the shares offered to it by the Company in the Acquisition will, together with the 1,040,000 ordinary shares previously purchased by IGP, result in aggregate holdings by IGP of 25% or more of the total voting power of the Company (a “control block” within the meaning of the Companies Law), and prior to the Acquisition there is no shareholder of Jacada holding such “control block”.

(3) Election to the Board of Mr. Haim Shani to serve as a Class II director under the Articles of Jacada.

(4) Approval of the expansion of the authorized size of the Board from its current size of six (6) members to nine (9) members, and an amendment to Article 39(c) of the Articles that increases the number of unclassified directors authorized to serve on the Board for a one-year term, from one annual general meeting of shareholders until the following annual general meeting of shareholders, from one (1) to three (3).

(5) Subject to the approval of Proposal 4, the election of Mr. Assaf Harel to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Subject to the approval of Proposal 4, the re-election of Mr. Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(7) Subject to his or their election pursuant to Proposal 3 and, if applicable, Proposal 5, the approval, for each of Mr. Haim Shani and, if applicable, Mr. Assaf Harel, of (i) his receipt of cash remuneration and reimbursement of expenses matching that paid to all other non-executive members of the Board, and in addition, to the extent other Board member will be awarded options or other equity-based awards in excess of the pool of options to purchase up to 263,750 ordinary shares that has been previously designated for Board members (consisting of 233,750 currently granted options and an additional 30,000 options available for future grants), then each of Messrs. Shani and Harel shall also be entitled to awards of like tenor, (ii) his entry into an agreement with the Company for indemnification and exculpation with terms that match those to which all other Board members are entitled, and (iii) his inclusion in the Company’s director and officer liability insurance coverage.

(8) Approval of (i) the amendment and restatement of Article 67 of the Articles and (ii) our entry into a new form of director and officer indemnification agreement with our directors and officers, in each case so as to update the provisions thereof in light of changes to the Companies Law and other Israeli laws that allow for broader-based indemnification.

(9) Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2015 will also be presented to the Company’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board.

Board Recommendation

The Board has approved Proposals 1 through 9 and recommends that you vote in favor thereof.

Voting Procedure

Only holders of record of our ordinary shares as of the close of business on October 10, 2016 are entitled to vote in person or by proxy at the Meeting.  As of October 10, 2016, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,198,789 ordinary shares issued and outstanding (excluding 1,111,796 ordinary shares held by the Company as treasury shares).

•
Voting in Person.  If your ordinary shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR all proposals (except for Proposal 1, due to the requirement to indicate whether you have a conflict of interest in the approval of that proposal (as described below under “Vote Required for Approval of the Proposals”)).

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Company’s articles of association, as amended, or the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal 9 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted on the proposals.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

The approval of each of the above proposals (other than Proposals 4 and 8) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof). Under the Articles, the approval of each of (i) the expansion of the authorized size of the Board and the increase, from one to three, in the authorized number of unclassified directors who may serve a one-year term, pursuant to Proposal 4, and (ii) the amendment and restatement of the director and officer indemnification and insurance provisions of our Articles pursuant to Proposal 8, requires the approval of seventy-five percent (75%) of the ordinary shares present (in person or by proxy) and voting (not including abstentions) on that proposal at the Meeting (or at any adjournment thereof).

In addition to the simple majority required for the approval of all proposals (other than Proposals 4 and 8), the approval of Proposal 1 (reelection of Ms. Tzvia Broida to serve a three-year term as an external director under the Companies Law and as a Class II director under the Articles) also requires that either of the following conditions be met:

•
the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal (other than a personal interest that does not derive from a relationship with a controlling shareholder) and who vote on the proposal (not including abstentions); or

•	the total number of votes of such non-controlling, non-conflicted shareholders voting against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposal 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposal 1.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 1; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposal 1, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 1. In order to confirm that you lack a conflict of interest in the approval of such proposal and in order to therefore be counted towards the special majority required for the approval of that proposal, you must check the box under Proposal/Item 1A on the accompanying proxy card when you record your vote on Proposal 1.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the reelection of Ms. Tzvia Broida as an external director and a Class II director, you should not check the box under Proposal/Item 1A on the enclosed proxy card and you should not vote on Proposal 1 via the proxy card. Instead, you should contact our General Counsel at (770) 776-2215 (Fax: (770) 810-4319), who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 1. In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 1, but will not be counted towards the special majority required for approval of that proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our General Counsel on your behalf.

In tabulating the voting results for the proposals, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals.  As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2015, which we filed with the Securities and Exchange Commission, or SEC, on April 21, 2016 (which we refer to as our 2015 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) in, or with respect to 2015.  Item 6.C of our 2015 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those Items of our 2015 Form 20-F (which we incorporate by reference herein) to obtain additional information regarding our Board.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table and related footnotes set forth certain information as of October 10, 2016 (unless otherwise indicated below), the record date for the Meeting, regarding the beneficial ownership of our ordinary shares by: (a) each of the Company’s directors; (b) each of the Company’s executive officers; and (c) all shareholders known by the Company to be the beneficial owners of 5% or more of the outstanding ordinary shares, who are referred to below as significant shareholders. Beneficial ownership reflected in the following table is calculated in accordance with the rules under Form 20-F promulgated by the SEC, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses or has the right to acquire, within 60 days, sole or joint voting or dispositive power, or the economic benefit of ownership, with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). The percentages reflected below are based on 4,198,789 issued and outstanding ordinary shares (excluding 1,111,796 ordinary shares held by the Company as treasury shares) as of October 10, 2016, except where indicated that information is based on a Schedule 13G or 13D (or an amendment thereto), in which case the percentage is based solely on the information appearing in the relevant filing as of the date of such filing. Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares.  Unless otherwise indicated below, the address of each person listed below is c/o Jacada Ltd., 8 Hasadnaot Street, Herzliya 46728, Israel.

Name of Beneficial Owner	Number of Shares Owned		Percentage of Outstanding Shares
Directors and Executive Officers
Yossie Hollander (1), Chairman of the Board of Directors	541,003		12.8%
Gideon Hollander (2), Director and Co-Chief Executive Officer	422,497		10.0%
Ohad Zuckerman, External Director	27,500	(3)	*
Tzvia Broida, External Director	6,250	(3)	*
Barak Gablinger, Director	-		*
Ofer Timor Director	-		*
Guy Yair Co-Chief Executive Officer	225,000	(3)	5.1%
Caroline Cronin, Chief Financial Officer	19,188	(3)	*
Significant Shareholders
New Resources (4)	230,000		5.5%
Gunar Anstalt (5)	223,750		5.3%
Lloyd I. Miller, III (6)	259,345		6.2%
Robert B. Ashton (7)	294,212		7.0%
IGP Digital Interaction Limited Partnership (8)	1,040,000		24.8%

* Represents less than one percent (1%).

(1)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Yossie Hollander.  Consists of 325,320 ordinary shares owned individually by Mr. Hollander, 75,668 ordinary shares owned by Mr. Hollander’s spouse and 125,015 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein.  Includes 15,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares, and an aggregate of 387,400 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests.  Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts.  Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported.

(2)
Based on a Directors and Officers Questionnaire submitted to us by Mr. Gideon Hollander.  Consists of 391,247 ordinary shares owned individually by Mr. Hollander, and 31,250 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 ordinary shares owned by Mr. Hollander’s mother, as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported.

(3)	These ordinary shares consist solely of shares issuable upon exercise of options vested currently or within 60 days of October 10, 2016.
(4)
Based on a Schedule 13G filed with the SEC on February 16, 2010.  We make no representation as to the accuracy or completeness of the information reported. New Resources’ address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Based on a Schedule 13G filed with the SEC on February 23, 2010.  We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)
Based on Amendment No. 3 to Schedule 13D filed by Mr. Miller with the SEC on September 30, 2016. We make no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405.

(7)
Based on Amendment No. 4 to Schedule 13D filed by Robert B. Ashton and Kinetic Catalyst Partners LLC, or Kinetic, with the SEC on September 28, 2016.  We make no representation as to the accuracy or completeness of the information reported. Mr. Ashton is the portfolio manager of Kinetic, and in this capacity has the legal power to direct the voting and disposition of the ordinary shares of the Company beneficially owned by Kinetic. The address of these shareholders is 6 Occom Ridge, Hanover, NH 03755.

(8)
Based on a Schedule 13D filed with the SEC on September 30, 2016. As the indirect controlling shareholders of the general partner of IGP, Haim Shani and Moshe Lichtman jointly have the legal power to direct the voting and disposition of the ordinary shares held by IGP. The address of this shareholder is Precede Building, Hakfar Hayarok, Ramat-Hasharon 47800, Israel.

PROPOSAL 1
REELECTION OF EXTERNAL DIRECTOR AS CLASS II DIRECTOR

Background

In accordance with the terms of the Articles, our Board is divided into three classes, the members of each of which serve for a three year term and are elected on a staggered basis. In addition, our Articles provide for a fourth type of membership, which is unclassified, and whose member is elected on an annual basis. The classes of directorship, and the schedule for expiration of their respective terms of office, are summarized as follows:

•	Class I directors— term expires at the annual meeting of shareholders to be held in 2018;

•	Class II directors— term expires at the Meeting;

•	Class III directors—term expires at the annual meeting of shareholders to be held in 2017; and

•	Unclassified director(s)— term expires after one year, at each annual meeting of shareholders (including at the Meeting).

The current composition of our Board is as follows: our Class I directors are Barak Gablinger and Ohad Zuckerman (the latter of whom also serves as an external director under the Companies Law); our Class II director is Tzvia Broida (who also serves as an external director); our Class III directors are Gideon Hollander and Yossie Hollander; and our unclassified director is Ofer Timor.

As indicated above, the three-year term of office of our Class II director (Ms. Tzvia Broida) expires at the Meeting.

In considering the identity of the nominees for election as directors at the Meeting, our Board sought to retain individuals who currently serve on our Board and who have accumulated significant familiarity with our Company and its industry (or related industries) and who are therefore well-positioned to maximize their contributions and insight towards the management of the Company.  Our Board also considered the opportunity for our Company to add new individuals with fresh insight, who have been proposed by a prospective, significant, new investor as described below under Proposal 2. In order to achieve the foregoing goals, after due consideration and debate, our Board has determined to propose, and to recommend the approval of, the following to our shareholders:

•
increases to: (i) the authorized size of the Board, from six members to nine members (inclusive of external directors and unclassified director(s)); and (ii) the number of unclassified members of the Board who serve a one-year term (until the next annual meeting of shareholders), from one to three, in each case as described under Proposal 4, so as to enable an increase in the functional size of our Board;

•	the reelection or election, as applicable, of the following nominees to fill the following seats on the Board for the following terms (pursuant to the following numbered proposals):

•	Ms. Tzvia Broida (as a Class II director and external director), for a three-year term, pursuant to this Proposal 1;

•	Mr. Haim Shani, a nominee proposed by IGP, a prospective significant investor in our Company, as a Class II director, for a three-year term , pursuant to Proposal 3;

•
Mr. Assaf Harel, an additional nominee proposed by IGP as an additional unclassified director, for a one-year term (until our next annual general meeting of shareholders), pursuant to Proposal 5, subject to the approval of Proposal 4; and

•
Mr. Ofer Timor, the current unclassified member of the Board, who has been nominated by the Board for re-election for a one-year term (until our next annual general meeting of shareholders), pursuant to Proposal 6, subject to the approval of Proposal 4.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

The proposed nominee under this Proposal 1 (Ms. Broida) has declared to the Company that she complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing her applicable qualifications, and that she is capable of dedicating the appropriate amount of time for the performance of her role as a member of the Board.  She has furthermore provided an additional declaration as to her qualification as an external director under the Companies Law. Copies of her declarations are available for inspection at our offices at 8 Hasadnaot Street, Herzliya 46728, Israel.

If she is re-elected, we intend to continue to compensate Ms. Broida within the range provided in the Companies Law regulations governing the compensation of external directors, or the External Director Compensation Regulations, with regard to cash compensation, as is currently the case.

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against Ms. Broida) will be voted for the re-election of Ms. Broida as a Class II director and external director for a three year term, until November 9, 2019. If elected, Ms. Broida shall hold office for that period of time, unless her office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The biographical information for Ms. Broida, as well as for other continuing directors of the Company who are not subject to re-election at the Meeting, are as follows (biographical information for nominees recommended by the Board for election or re-election under Proposals 3, 5 and 6 can be found below in this Proxy Statement in the description of those proposals):

External Director/ Class II Director Nominee Under Proposal 1

Tzvia Broida joined us as an external director in December 2013. Ms. Broida has also served as Chief Financial Officer for Sensible Medical Innovations since March 2011. Prior to that, Ms. Broida was Chief Financial Officer at Jacada from January 2005 until May 2009, previously serving as our Vice President, Finance from March 2000 and in various positions at Jacada since August 1995.

Continuing Directors Not Subject to Reelection at the Meeting

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has served as a director of our Company since January 2016, previously serving as the active Chairman of our Board of Directors between February 2012 and January 2016. Mr. Hollander also serves as our Chief Executive Officer since August 2011 (having shared the position, in the capacity of Co-Chief Executive Officer, between August 2011 and March 2012, and since August 2012). Mr. Hollander also previously served as our Chief Executive Officer from 1990 to December 2007 and our Chairman of our Board of Directors from January 2008 to August 2011, participating in an active role in the latter capacity from January 2011 to August 2011. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations.  Gideon Hollander is Yossie Hollander’s brother.

 Yossie Hollander has been a director of our Company since 1990 and has been the Chairman of our Board of Directors from November 1995 to December 2007 and again since January 2016. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. He is on the board of councilors of the USC Dornsife College of Arts and Sciences and is a member of the Advisory board of the Cornell Atkinson Center for Sustainable Future. Yossie Hollander is Gideon Hollander’s brother.

Ohad Zuckerman has served as a director of our Company since December 2000.  Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998.  Between 1998 and 2002, Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

Barak Gablinger was elected as a director of our Company in January 2016. Mr. Gablinger serves as the Vice President, Customer Delivery, at K2 View, an Israeli company. Prior to that, from November 2005 to April 2010, Mr. Gablinger served as the Director of Program Management at NICE Systems. From August 2001 to October 2005, he served as a Senior Product Manager at Amdocs, and, prior to that time, from August 1996 to August 2001 served as a Group Leader at Amdocs.

Proposed Resolution for Proposal 1

It is proposed that at the Meeting the following resolution be adopted pursuant to Proposal 1:

“RESOLVED, that Ms. Tzvia Broida be, and hereby is, re-elected to serve as an external director under the Companies Law and a Class II director under the Company’s Articles for an additional term of three years, until November 9, 2019.”

Required Vote

As described above in this Proxy Statement (under “Vote Required for Approval of the Proposals”), the reelection of Ms. Tzvia Broida requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving her reelection.

As also described above, under the Companies Law, the reelection of Ms. Broida as an external director requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the election of Ms. Broida that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election of Ms. Broida does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 1. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item/Proposal 1A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for the reelection of Ms. Broida under Proposal 1. If you do not check that box, even if you vote in favor of Proposal 1, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the reelection of Ms. Tzvia Broida as an external director who will serve as a Class II director of the Company.

PROPOSAL 2
APPROVAL OF INVESTMENT, AND ACQUISITION OF CONTROL BLOCK, IN OUR COMPANY BY
IGP DIGITAL INTERACTION LIMITED PARTNERSHIP

Background

Factual Background to Investment by IGP

We are always in search of new partners that possess the experience and the financial ability to contribute in a meaningful way to our Company’s success, whether in helping to strengthen our financial condition and/or in contributing to our operational success. As a matter of course, our management and Board members conduct discussions with potential investors and strategic partners with those goals in mind.

In early 2016, our co-Chief Executive Officer, Mr. Giddy Hollander, was approached by Israel Growth Partners, which we refer to as IGP Parent, a private equity investment firm founded by two of Israel’s most experienced global tech leaders with the backing of leading financial institutions, including banks, insurance companies and pension funds. The stated mission of IGP Parent is to provide growth capital, strategic guidance and hands-on involvement to Israeli-related technology companies. IGP Parent seeks to partner with companies and management teams who are eager to accelerate their growth and to reach category leadership and significant position in their respective markets. Our Company determined that an investment by IGP Parent or one of its affiliates would be beneficial to our Company because of the significant industry experience it would bring to the Company.

Mr. Hollander and his counterpart(s) from IGP Parent began a dialogue that gradually led to more serious discussions as to how our Company could benefit from IGP Parent or one of its affiliates acquiring a significant stake in the Company. In parallel with discussions as to the nature and details of such investment transaction, IGP Parent began a process of due diligence with respect to our Company. Later, IGP Parent began discussions with two of our significant shareholders, Robert B. Ashton and Lloyd I. Miller, III, regarding the potential purchase by IGP Parent’s affiliate of a significant percentage of our shares through a secondary purchase of shares from Messrs. Ashton and Miller.

In June 2016, our counsel, Meitar Liquornik Geva Leshem Tal, or Meitar, and IGP Parent’s counsel, Barnea & Co., or Barnea, began negotiating documentation for an investment by IGP, which we sometimes refer to as the Investor, in our Company. Pursuant to the negotiated documentation, IGP would be assumed to have purchased a portion of the ordinary shares held by Messrs. Miller and Ashton, and would purchase additional ordinary shares that would be newly issued to it by our Company via a private placement. Because, under the planned private placement, the Investor’s percentage ownership in the Company would rise above 25% (after giving effect to the secondary purchase from Messrs. Ashton and Miller), and since there is no other shareholder of the Company holding 25% or more of the outstanding ordinary shares, shareholder approval would be required from the Company’s shareholders for such investment under the Companies Law.

Among the key terms negotiated between us and IGP were:

•	certain information rights for IGP related to our quarterly financial statements;
•
agreements by our Company to exert our reasonable best efforts to ensure that IGP has the right to appoint, replace and remove one or two representatives to the Board subject to maintaining minimum percentage shareholdings;

•	registration rights under which IGP may demand the registration, under the Securities Act of 1933, as amended, or the Securities Act, of the resale of the ordinary shares it holds and is acquiring;
•	obtaining voting undertakings from certain shareholders of our Company to agree to vote in favor of certain matters;
•
obtaining standstill undertakings from certain shareholders of our Company to agree not to increase their respective holdings or acquire any additional ordinary shares (including any securities exchangeable or convertible into ordinary shares) for a period of time; and

•
a standstill undertaking by IGP for a period of time post-investment in which it would agree not to acquire additional ordinary shares that would bring its aggregate shareholdings above a certain percentage of our Company’s issued and outstanding share capital without the approval of the Board.

Following extensive negotiations, we and the Investor, via our respective counsel, finalized all open negotiation points. On August 17, 2016, our Board approved our entry into a securities purchase agreement for the sale, via an exempt private placement, of 261,287 newly-issued ordinary shares, representing 5% of our issued and outstanding share capital on a fully diluted basis, to IGP, at a price of $5.25 per share, or approximately $1.37 million in the aggregate.  On September 29, 2016, the parties executed the securities purchase agreement and all related documentation.

Agreements and Transactions Entered Into Related to the Investment by IGP

Off-Market Acquisition from Significant Shareholders

On September 26, 2016 and September 29, 2016 (in the case of the latter date, at or about the time at which it entered into the Securities Purchase Agreement for the purchase from our Company of newly-issued ordinary shares), IGP consummated off-market acquisitions of ordinary shares from two existing significant shareholders of our Company—Robert B. Ashton and Lloyd I. Miller, III, respectively (or from entities affiliated with them) —pursuant to which it purchased an aggregate of 1,040,000 ordinary shares.

Securities Purchase Agreement

On September 29, 2016, we entered into the Securities Purchase Agreement, or the Purchase Agreement, with IGP (to which we also refer as the Investor) for the issuance and sale of 261,287 ordinary shares of the Company, representing 5% of our issued and outstanding share capital on a fully diluted basis, to the Investor at a purchase price of $5.25 per share, or approximately $1.37 million in the aggregate. The issuance and sale of the ordinary shares contemplated under the Purchase Agreement are subject to certain closing conditions, including the approval by our shareholders of the Investor becoming the holder of 25% or more of the outstanding voting rights in our Company pursuant to this Proposal 2. The following description of certain of the material provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, attached to this Proxy Statement as Appendix A.

Besides the above-described terms concerning price and number of ordinary shares to be issued and sold pursuant thereto, the Purchase Agreement also includes the following additional, material provisions:

Board Representation Rights

Under the Purchase Agreement, we have agreed to use our reasonable best efforts (including by obtaining the voting undertakings described further below from certain of our significant shareholders) to secure for the Investor the right to appoint, replace and remove up to two members of the Board, whom we refer to as the Investor Directors, out of a total of no more than nine members of the Board (including statutory external directors elected pursuant to the Companies Law requirements). This requirement remains in effect for so long as the Investor holds ordinary shares (including any securities exchangeable or convertible into ordinary shares) representing at least 17.5% of our issued and outstanding share capital. If the Investor’s percentage ownership drops below 17.5%, but remains above 10%, of our issued and outstanding share capital (or if the expansion of the authorized size of the Board to nine and the increase in the authorized number of unclassified Board members to four under Proposal 4 is not approved at the Meeting), we are required to secure for the Investor the right to appoint, remove or replace only one member of the Board and one non-voting observer of the Board.  If the Investor’s percentage ownership drops below 10%, we would no longer be required to secure any Board representation for the Investor.

As part of the Investor’s foregoing Board representation rights, at least one of the Investor’s Board appointees will have the right to be appointed as a member of any committee of the Board, subject to any applicable legal or regulatory requirements that govern the constitution of certain committees of the Board. In addition, we are required to use our reasonable best efforts to secure that each Board representative of the Investor is entitled to remuneration and reimbursement of expenses, indemnification and exculpation, and inclusion in our director and officer liability insurance policy. Towards that end, we have included the proposed approval of those rights and benefits in Proposal 7 for the Meeting, along with the election of the Investor Directors pursuant to Proposals 3 and 5 for the Meeting.

In order to ensure that the Investor’s Board representation rights are implemented, we agreed in the Purchase Agreement to obtain, and we have actually obtained upon execution of the Purchase Agreement, signed voting undertakings (which we refer to collectively as the Voting Undertakings) from certain of our shareholders holding just under 25%, in the aggregate, of the voting power of outstanding shares in our Company, in which they have agreed to vote their ordinary shares in accordance with the Investor’s directions as related to those Board representation rights. The Voting Undertakings will remain in effect until the earlier of (i) such time as the Investor holds ordinary shares representing less than 10% of our issued and outstanding share capital, or (ii) delivery of a written termination notice by the Investor to the shareholder that is party to the Voting Undertaking. The Voting Undertakings will remain in effect even if the investment by the Investor under the Purchase Agreement is not completed, provided that (i) the Investor holds at least 10% of our issued and outstanding share capital and (ii) the failure to consummate the investment under the Purchase Agreement was not solely due to breach or default by the Investor of the terms thereof. To the extent that at any time the aggregate number of ordinary shares represented by all Voting Undertakings then in full force decreases to less than 24% of the then issued and outstanding ordinary shares of our Company, then at the Investor’s request we are required to use our reasonable best efforts to obtain additional, unconditional irrevocable undertakings, in the form of the Voting Undertakings, to bring the aggregate number of ordinary shares covered by all Voting Undertaking to 24% of the then issued and outstanding ordinary shares.

Please see “Voting Undertakings” below for further information as to the terms of the Voting Undertakings.

Standstill Restrictions on Certain Significant Shareholders

As described below (under the heading “Standstill Undertakings of Our Other Shareholders”), we agreed in the Purchase Agreement to obtain, and we have actually obtained upon execution of the Purchase Agreement, signed unconditional, irrevocable undertakings from certain of our shareholders (which we refer to collectively as the Other Shareholder Standstill Undertakings), in which they have agreed not to acquire additional ordinary shares (or shares convertible into, or exchangeable for, ordinary shares) for a certain period of time following the closing under the Purchase Agreement (or, if there is no closing, for a period of time following the signing of the Purchase Agreement). We have undertaken in the Purchase Agreement not to waive our rights under, or terminate, those Other Shareholder Standstill Undertakings.

Please see “Standstill Undertakings of Our Other Shareholders” below for further information as to the terms of the Other Shareholder Standstill Undertakings.

Standstill Restriction on Investor

As described below (under the heading “Standstill Undertakings of IGP”), the Investor has agreed in the Purchase Agreement for a five year period of time commencing on the closing of its investment (and subject to the closing thereof) during which it will not acquire additional ordinary shares that would bring its aggregate shareholdings above 40% of our Company’s issued and outstanding share capital without the prior approval of the Board (and in compliance with the relevant provisions of the Companies Law). We refer to this below as the Investor’s Standstill Undertaking.

Please see “Standstill Undertaking of IGP” below for further information as to the terms of the Investor’s Standstill Undertaking.

Information Rights

Under the Purchase Agreement, we have agreed  that from and after the closing under the Purchase Agreement and for so long as the Investor shall hold ordinary shares (including for this purpose any securities exchangeable or convertible into ordinary shares) representing at least 10% of the Company’s issued and outstanding share capital, and subject to execution by the Investor of a non-disclosure agreement in a form reasonably satisfactory to the Company and having the Investor agree to comply with our “black out” policy (to the extent applicable), we will deliver to the Investor (i) unreviewed interim financial statements consisting of a consolidated balance sheet of the Company dated as of, and consolidated statements of operations and cash flows of the Company for each of the fiscal quarters ending, March 31, June 30 and September 30 of each year, each prepared by management in accordance with GAAP, which shall be delivered to the Investor within 45 days following the end of the quarter; (ii) as soon as practicable, but in any event within 30 days after the end of each quarter, a management report in a form agreed from time to time by the parties; and (iii) as soon as practicable but in any event not later than 30 days prior to the first day of each calendar year, our annual operating plan and budget for the following calendar year. In addition, we have agreed to permit an authorized representative of the Investor, to visit and inspect our properties, to examine our books of account and records and to discuss our affairs, finances and accounts with its officers, all at such reasonable times and upon reasonable notice as may be requested by the Investor.

Representations and Warranties

Each of the Company and IGP has provided representations and warranties to one another that are customary for an investment transaction of this type.  Our representations and warranties concern the following matters:

•	Organization, Good Standing and Qualification
•	Authorization; Consents
•	Due Execution; Enforceability
•	Disclosure Documents; Agreements; Financial Statements; Other Information
•	Capitalization
•	Due Authorization; Valid Issuance
•	No Conflict with Other Instruments
•	Compliance with Laws
•	No Integrated Offering
•	Financial Condition; Taxes; Litigation
•	Intellectual Property
•	Registration Rights
•	Fees
•	Solicitation; Other Issuances of Securities
•	Bad Actor Representation
•	Foreign Corrupt Practices
•	Employee Matters
•	Environment
•	ERISA
•	Insurance
•	Property
•	Regulatory Permits
•	Exchange Act Registration; Listing
•	Investment Company Status
•	Transfer Taxes
•	Sarbanes-Oxley Act; Internal Controls and Procedures
•	Transactions with Interested Persons

•	Customers and Suppliers
•	Material Contracts

IGP’s representations and warranties concern the following matters:

•	Authorization; Enforceability
•	Accredited Investor Status
•	Information
•	Limitations on Disposition
•	Legend
•	Reliance on Exemptions

Restrictions Between Signing and Closing

The Purchase Agreement imposes certain restrictions on our taking any actions that are out of the ordinary course or inconsistent with our past practice between signing and closing, including any of the following:

•
issuance, sale or transfer of any shares, options, stock, warrants or any other securities which are convertible or exchangeable into shares of the Company (other than upon the exercise of outstanding options);

•	declaration or payment of any dividends, other distributions or payments with respect to share capital;
•	transaction with any “Interested Party,” as defined in the Israel Securities Act, 1968;
•	restructurings, recapitalizations, reorganizations, reclassifications, share splits, reverse share splits, combinations or like changes in capitalization;
•
disposition or agreement to dispose of (or grant any option in respect of) any of our assets (including intellectual property), except for the sale of products or provision of services in the ordinary course of business consistent with past practice; or

•	creation of any lien on any part of our assets.;

Voting Undertakings

Pursuant to the requirements of the Purchase Agreement, at the signing thereof, each of Giddy Hollander, Yossie Hollander and Ms. Genia Hollander (whom we refer to collectively as the Relevant Shareholders), who beneficially own ordinary shares (including ordinary shares underlying options) constituting 10.1%, 12.9%, and 2.9% of our issued and outstanding ordinary shares, respectively, has entered into a Voting Undertaking, in which he or she has agreed to, among other things, (i) participate in shareholder meetings convened at the Investor’s request pursuant to its Board appointment rights; (ii) vote as instructed by the Investor on any resolutions proposed by the Investor pursuant to its Board appointment rights brought before such shareholder meetings; and (iii) vote his or her ordinary shares and use its rights as a shareholder to (a) effect the appointment, replacement and removal of the Board representatives of the Investor as instructed by the Investor, (b) approve the Investor’s Board representatives’ rights to remuneration, indemnification and exculpation, and inclusion in our director and officer liability insurance policy, and (c) not to sell, transfer, assign or pledge of any of the ordinary shares owned and/or held by the Relevant Shareholder, including any additional Ordinary Shares subsequently acquired and/or held by the Relevant Shareholders to any third party, subject to certain exceptions.

Each Voting Undertaking will remain in effect until the earlier of (i) such time as the Investor holds ordinary shares representing less than 10% of our issued and outstanding share capital, or (ii) delivery of a termination notice by the Investor to a Relevant Shareholder. A Voting Undertaking will remain in effect even if the investment by the Investor under the Purchase Agreement is not completed, provided that (i) the Investor holds at least 10% of our issued and outstanding share capital and (ii) the failure to consummate the investment under the Purchase Agreement was not solely due to breach or default by the Investor of the terms thereof.

Standstill Undertakings of Our Other Shareholders

Pursuant to the requirements of the Purchase Agreement, at the signing thereof, each of the Relevant Shareholders has entered into an Other Shareholder Standstill Undertaking, in which he or she has agreed not to increase his or her current holdings of ordinary shares or acquire (whether by purchase, inheritance, gift or otherwise), directly or indirectly, any additional ordinary shares (including any securities exchangeable or convertible into ordinary shares) or other securities in the Company, until the earlier of: (i) one year following the closing date under the Purchase Agreement (or if there is no such closing, for one (1) year and three months from the execution date of the Purchase Agreement); or (ii) such time as the Investor holds ordinary shares (including any ordinary shares purchased by the Investor at or prior to the closing under the Purchase Agreement) representing at least 40% or more of our issued and outstanding share capital. We undertook to the Investor not to waive our rights under, or terminate, such Other Shareholder Standstill Undertaking.

Standstill Undertaking of IGP

Among the negotiated terms of the investment by the Investor that are reflected in the Purchase Agreement, the Investor has undertaken, pursuant to the Investor’s Standstill Undertaking, that until the five-year anniversary of the Closing Date, other than in compliance with the relevant provisions of the Companies Law and the receipt of the prior approval of the Board of Directors, it will not  acquire directly or indirectly such additional ordinary shares that would bring its aggregate shareholdings (directly or indirectly) in our Company to 40% or more of our Company’s issued and outstanding share capital.

Registration Rights Agreement

The Purchase Agreement requires that at the closing of the investment by the Investor, we enter into a registration rights agreement with the Investor (which we refer to as the Registration Rights Agreement), under which we will agree to register the resale of the Investor’s ordinary shares under the Securities Act under certain circumstances.

Under the Registration Rights Agreement, the Investor will have the right to demand that we register the resale of its ordinary shares under the Securities Act beginning 180 days after the date of the closing under the Purchase Agreement, subject to a minimum market value of the shares to be resold of $2 million (in the case of a registration on the SEC’s Form F-1) or $750,000 (in the case of a registration on the SEC’s Form F-3). The demand registration rights will be subject to customary exceptions and limitations (such as “cutbacks” for marketing reasons in the event of an underwritten offering). The Investor will also be entitled to “piggyback” registration rights under the Registration Rights Agreement, subject to certain limitations, including “cutbacks” for marketing reasons in the event of an underwritten offering. Registration of the resale of the Investor’s ordinary shares under the Securities Act would result in such shares becoming freely tradable by the Investor (subject to any applicable periodic limitations under our insider trading policy). Any sales of securities by the Investor pursuant to its registration rights could have a material adverse effect on the trading price of our ordinary shares.

The above description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement that is attached to this Proxy Statement as Appendix B.

Legal Background to Shareholder Approval Requirement for Prospective Investment

Under Section 328(b)(1) of the Companies Law, if an investor in a public company wants to rise above the threshold of ownership of 25% or more of the voting rights in the company— when there is no shareholder then holding 25% or more of the voting rights—  the investor may do so by way of a private placement investment in the company that is approved by the company’s shareholders. Such a transaction, when it receives shareholder approval, enables the investor to cross that 25% threshold without being required to conduct a special tender offer in which he/she/it offers to purchase shares from all of the company’s shareholders.

In the case of our Company, IGP’s prospective investment of approximately $1.37 million in the Company, in which it would purchase 261,287 newly-issued ordinary shares, and which would follow upon its purchase of an aggregate of 1,040,000 of our ordinary shares from Messrs. Lloyd I. Miller, III and Robert Ashton, would raise its percentage ownership of our ordinary shares above 25%.  That investment, which will take place by way of a private placement, would also raise IGP’s percentage voting rights in our company above 25%. Because we do not have a shareholder or group of shareholders that possess 50% or more (or even 25% or more) of the voting rights in our company, this prospective investment by IGP triggers the requirement for approval by our shareholders pursuant to Section 328(b)(1) of the Companies Law.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 2:

“RESOLVED, that the acquisition by IGP of 261,287 newly issued ordinary shares from the Company in a private placement intended to result in IGP acquiring aggregate holdings of over 25% of the total voting power of the Company (a “control block” within the meaning of~~,~~ the Companies Law), as described in Proposal 2 of the Proxy Statement, dated October 11, 2016, with respect to the Meeting, be, and hereby is, approved in all respects, including pursuant to Section 328(b)(1) of the Companies Law.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under the Companies Law, the approval of this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends a vote FOR the foregoing resolution approving the acquisition, through a private placement, by IGP of 261,287 ordinary shares intended to bring the Investor to an aggregate holding of 25% or more of the voting interest in our Company.

PROPOSAL 3
ELECTION OF HAIM SHANI AS A CLASS II DIRECTOR, FOR A THREE-YEAR TERM

Background

Proposed Election of Investor Directors

As described in Proposal 2 above, in connection with the prospective investment by IGP, we have agreed to certain undertakings in order to induce the Investor, IGP, to consummate its investment. Among those undertakings, we have agreed that we will use our reasonable best efforts to secure for the Investor the right to appoint, replace and remove up to two Investor Directors, out of a total of no more than nine members of the Board (including external directors under the Companies Law). We have furthermore agreed to procure the Voting Undertakings from certain of our significant shareholders to vote in favor of the election of the Investor Directors to the Board.

The Investor’s right to appoint, replace and remove the two Investor Directors will continue in effect for as long as the Investor holds ordinary shares (including ordinary shares issuable upon exchange or conversion of other securities) representing at least 17.5% of our Company’s issued and outstanding share capital.  If the Investor’s percentage holdings in our Company drop below 17.5%, but remain at least 10% (including ordinary shares issuable upon exchange or conversion of other securities), our Company’s commitment to the Investor is reduced to securing its right to appoint, remove or replace only one Investor Director, plus one non-voting observer on our Board.

Our agreement to secure for the Investor the right to elect the second Investor Director is furthermore conditioned on the approval of the expansion of the authorized size of the Board to nine directors and, through the increase in the number of authorized unclassified directors under the Articles, pursuant to Proposal 4. In the event that our shareholders do not approve that expansion of the size of the Board or the increase in the number of authorized unclassified directors, then we have agreed to continue to use our reasonable best efforts to receive such approvals (including by convening additional shareholder meetings) until such expansion and increase are finally approved. In the interim, we would be required to secure for the Investor the right to appoint, replace and remove at least one Investor Director (out of a total of six authorized members of the Board), along with one observer to participate in all meetings of the Board (subject to the observer’s executing a standard non-disclosure agreement).

Mr. Haim Shani serves as the Investor’s first nominee to serve on the Board. Consequently, Mr. Shani will serve on the Board as an Investor Director (as a Class II director under the articles of the Company) if he is elected pursuant to this Proposal 3, regardless of whether the expansion of the authorized size of the Board and increase in the number of authorized unclassified directors is approved pursuant to Proposal 4.

Because our Board believes that the investment by and relationship with the Investor will benefit our Company, our Board recommends the election of Mr. Haim Shani as a Class II director under the articles of the Company pursuant to this Proposal 3.

Mr. Shani has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  A copy of his declaration to serve on the Board is available for inspection at the Company’s offices.

Voting on Proposal 3

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against Mr. Haim Shani under this Proposal 3) will be voted for the election of Mr. Haim Shani as a Class II director under the articles of the Company, for a three-year term, until the annual general meeting of shareholders held in the third year following the Meeting (i.e., 2019). If elected, Mr. Shani will hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

Biographical Information for Nominee

Biographical information for the first Investor Director nominee, Mr. Haim Shani, is as follows:

Haim Shani is a Co-Founder and general partner of IGP. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director General (2009-2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE) for a period of close to 9 years. Mr. Shani came to NICE from Applied Materials (Israel), where he served as VP of its Israeli business (Ex Opal/Orbot) for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd. as Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Strauss Water, R2Net  GreenRoad,  and Stratassys and is a member of the Advisory Committee, Supervisor of Banks, Bank Of Israel. Mr. Shani holds a Bachelor’s degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology, and an MBA from INSEAD, France.

Proposed Resolution for Proposal 3

It is proposed that at the Meeting the following resolution be adopted pursuant to Proposal 5:

“RESOLVED, that Mr. Haim Shani be, and hereby is, elected, to serve as a Class II director under the Company’s Articles for a term of three years, until the annual general  meeting of shareholders of the Company held in 2019, and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the election of Mr. Haim Shani as a Class II director  requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his election. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the election Mr. Haim Shani as a Class II director of the Company.

PROPOSAL 4
APPROVAL OF EXPANSION OF AUTHORIZED SIZE OF BOARD OF DIRECTORS AND INCREASE
IN NUMBER OF UNCLASSIFIED DIRECTORS

Background

Under Article 38 of our Articles, the authorized size of our Board consists of such number of directors (not less than five (5) nor more than fourteen (14)) as may be fixed, from time to time, by a Special Resolution of our shareholders. Under Article 39(c) of our Articles, among the authorized members of the Board is one unclassified director, who is elected annually for a one-year term that extends from one annual general meeting of shareholders until the next annual general meeting of shareholders. That unclassified director serves alongside the remaining members of the Board, who consist of directors who serve in one of three classes of directors, who are elected for three-year terms in a staggered manner.

The “Special Resolution” that is required to alter the authorized size of the Board or the number of authorized unclassified directors as appears in our Articles, is defined in our Articles as the approval of a resolution by seventy-five percent (75%) of the ordinary shares present (in person or by proxy) and voting (not including abstentions) on the resolution at a general meeting of shareholders.

As described in Proposal 2 above, we have agreed, as part of the proposed investment by IGP, to use our reasonable best efforts to secure for the Investor the right to appoint, replace and remove up to two members of the Board, out of a total of no more than nine members of the Board (including statutory external directors elected pursuant to the Companies Law requirements).  As described in Proposal 2, our commitment to provide the new Investor representation on our Board is subject to the Investor’s maintaining certain levels of share ownership in our Company. In light of that condition, we believe that it is most appropriate to add the prospective Investor’s nominees to the Board. In order to add those directors, without detracting from the contributions of the existing members of our Board, however, we need to increase the number of directors who are authorized to serve both (i) on our Board as a whole, and (ii) as unclassified directors in particular.

Our Board has approved, and recommends that our shareholders likewise approve, at the Meeting, increasing, by three, the authorized number of directors serving (i) on our Board as a whole, so as to be set at nine directors, and (ii) as unclassified directors, so as to be set at three. If this Proposal 4, along with Proposals 1, 3, 5 and 6, are approved at the Meeting, Mr. Haim Shani will serve as a Class II director and Mr. Assaf Harel will join Mr. Ofer Timor, our current unclassified director, as the unclassified members of the Board, while the Board as a whole would constitute eight individuals. The third authorized unclassified director seat, which would also constitute the ninth authorized director seat on the Board as a whole, would remain vacant in the interim, and we could potentially fill it in the future.

If we do not increase the authorized size of the Board and the number of unclassified directors under the Articles pursuant to this Proposal 4, we will be unable to add to the Board both of the two new nominees proposed for election by the Investor. Instead, we will add one such nominee (Mr. Haim Shani) pursuant to Proposal 3 (assuming that he is elected), while the other such nominee (Mr. Assaf Harel, who has been proposed for election under Proposal 5) will serve as a non-voting observer on the Board (and will execute a standard non-disclosure agreement with us) until we succeed at securing our shareholders’ approval of an increase in the authorized size of the Board and the number of unclassified directors.  We would then continue to seek, at future shareholders meetings, our shareholders’ approval of an amendment to Article 39(c) increasing the number of unclassified directors who are authorized to serve on the Board. We will also be unable to re-elect Mr. Ofer Timor for an additional one-year term as an unclassified director pursuant to Proposal 6 if our shareholders do not approve the expansion of the Board and the increase in number of unclassified directors under our Articles pursuant to this Proposal 4.

The authorized size of our Board was last fixed by our shareholders at six directors via a Special Resolution that was adopted at our annual general meeting of shareholders in August 2004.  The authorized number of unclassified directors was originally set by our shareholders at one (in the form of an amendment to the then-existing Articles) at our annual general meeting of shareholders that took place in August 2004, and has remained unchanged since that time.

As part of our proposed amendment to increase the number of authorized unclassified directors under Article 39(c) of the Articles, we also propose conforming adjustments to the secondary provisions of that Article 39(c). In particular, existing Article 39(c) provides that we may convert both the authorized position of an unclassified director and, if such position is then filled, a then-active unclassified director into a Class II director at any time by a resolution of the Board (not including such unclassified director). In light of our proposed increase in the number of authorized unclassified members of the Board to three, we are also proposing (as part of the amendment to Article 39(c)) that the Board will have the authority to convert any unclassified director into a member of any of the three classes of directors at any time. Existing Article 39(c) also provides that upon the submission of any tender offer (as defined in the Companies Law) for the Company’s shares, the unclassified director and the position of the unclassified director (even if vacant) will automatically be classified as a Class II director. In light of our proposed increase in the number of unclassified directors, we propose that this provision be retained but modified such that upon any tender offer (as defined in the Companies Law), each of the existing unclassified Board memberships (and, if then filled, the directors serving as such) be automatically converted into one of the three classes within the classified Board structure (the class with the least then-current members of the Board serving as members thereof). As a result of that classification, the former unclassified directors and their positions will be divided as evenly as possible among the three classes of directors, as determined by the Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to Proposal 4:

“RESOLVED, that the authorized size of the Board of Directors of the Company be, and hereby is, increased so as to be fixed at nine (9) members of the Board.”

“RESOLVED, that paragraph (c) of Article 39 of the Company’s Articles be, and hereby is, amended to read in its entirety as follows (the text to be added or deleted relative to existing paragraph (c) of Article 39 of our Articles is marked below):

“(c)    In addition to the directors appointed in accordance with Article 39(a), the Company may elect up to three (3) additional directors (the “Unclassified Directors”) to serve on the Company’s Board of Directors, each for a one (1) year term from the Annual General Meeting until the following Annual General Meeting, based on the vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting on the election of such Unclassified Director. Any Unclassified Director may be classified as a Class I, II or III Director at any time by a resolution of the Board of Directors (not including such Unclassified Director). In addition, the position of such Unclassified Director may be classified as a Class I, II or III Director at any time by a resolution of the Board of Directors (not including such Unclassified Director), whether or not such position is vacant at such time. Upon the submission of any tender offer (as defined in the Companies Law) for the Company’s shares, each such Unclassified Director and the position of each such Unclassified Director (even if vacant) shall automatically be classified as one of the three classes within the classified Board (the class with the least then-current members of the Board serving as members thereof as of that time), such that following such classification, the Unclassified Directors and their positions shall be divided as evenly as possible among the three classes of Director (unless determined otherwise by a resolution of the Board of Directors (not including such Unclassified Director) adopted within 30 days of the announcement of such Tender Offer). Upon any such classification, the former Unclassified Directors shall continue to serve on the Company’s Board of Directors as members of the classes to which they were assigned and shall be subject to re-election together with the other members of the class to which they were assigned. Any Unclassified Director may be removed from office in accordance with the provisions of Article 39(b), which shall apply, mutatis mutandis”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under our Articles, each of the proposed increases in the authorized number of directors serving (i) on the Board as a whole and (ii) as unclassified directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing seventy-five percent (75%) of the votes cast (excluding abstentions) with respect to Proposal 4. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether this supermajority has been achieved for the proposal.

Recommendation

The Board of Directors recommends a vote FOR the foregoing resolutions increasing the authorized size of the Board to nine (9) directors and the authorized number of unclassified directors to three (3).

PROPOSAL 5
ELECTION OF ASSAF HAREL AS UNCLASSIFIED DIRECTOR FOR ONE-YEAR TERM

Background

Proposed Election of Assaf Harel as Second Investor Director

As described in Proposals 2 and 3 above, in connection with the prospective investment by IGP, we have agreed to certain undertakings in order to induce IGP, to consummate its investment. Among those undertakings, we have agreed that we will use our reasonable best efforts to secure for the Investor the right to appoint, replace and remove up to two Investor Directors, out of a total of no more than nine members of the Board (including external directors under the Companies Law). Please see the “Background” to Proposal 3 above for a description of the shareholding requirements upon which the Investor’s right to appoint, replace and remove the two Investor Directors is conditioned.

Under the Purchase Agreement with IGP, because IGP currently holds ordinary shares representing at least 17.5% of our Company’s issued and outstanding share capital, it is entitled to appoint, replace and remove up to two Investor Directors. Mr. Assaf Harel serves as the second such Investor Director, and he is being nominated for election at the Meeting as an unclassified director, to serve a one-year term (until our next annual general meeting of shareholders), pursuant to this Proposal 5.

Our agreement to secure for the Investor the right to elect Mr. Harel as the second Investor Director is, however, conditioned on the approval of the expansion of the authorized number of directors serving (i) on the Board as whole, to nine, and (ii) as unclassified directors, to three, in each case pursuant to Proposal 4. If Mr. Harel is elected pursuant to this Proposal 5 and our shareholders approve Proposal 4, Mr. Harel will serve as the second Investor Director.  If our shareholders do not approve Proposal 4, we will continue to use our reasonable best efforts to receive such approval (including by convening additional shareholder meetings), and, in the interim, Mr. Harel (or another designee of IGP) will serve as a non-voting observer who will participate in all meetings of the Board (subject to his execution of a standard non-disclosure agreement). Consequently, if this Proposal 5 is approved, but either of Proposal 3 or Proposal 4 is rejected, Mr. Haim Shani will be deemed elected to the Board to serve as Class II Director, while Mr. Assaf Harel will serve as an observer on the Board.

Because our Board believes that the investment by and relationship with the Investor will benefit our Company, our Board recommends the election of the two new Investor Directors to our Board (or the election of Mr. Haim Shani and the appointment of Mr. Assaf Harel as a non-voting observer, to the extent that this Proposal 5 is approved but either of Proposal 3 or Proposal 4 is rejected).

Mr. Assaf Harel has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  A copy of that declaration is available for inspection at the Company’s offices.

Voting on Proposal 5

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against the election of Mr. Assaf Harel under this Proposal 5) will be voted for the election of Mr. Harel as an unclassified director, for a one-year term, until the next annual general meeting of shareholders following the Meeting, and until the due election and qualification of his successor. If elected, Mr. Harel will hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

Biographical Information for Nominee

Biographical information for the second Investor Director nominee, Mr. Assaf Harel, is as follows:

Assaf Harel serves as a partner of IGP. Assaf Harel has over 12 years of experience in tech-focused Private Equity investments and leadership roles in high-tech companies. Prior to joining IGP, Assaf served as the CEO of Sentigo Technologies, and as a Principal with Viola Private Equity and SCP Private Equity Partners. His global investment experience includes Growth Equity, Venture Capital, Buyouts, M&A and Special situations. Earlier in his career, Assaf served as a Director of Business Development with HyperRoll (acquired by Oracle) and held R&D roles with EDSL Networks (acquired by Orckit) and RADVision. Assaf holds an MBA in Finance from the Wharton School at the University of Pennsylvania, and a B.A in Computer Science and Management from Tel Aviv University.

Proposed Resolution for Proposal 5

It is proposed that at the Meeting the following resolution be adopted pursuant to Proposal 5:

“RESOLVED, that subject to the approval of Proposal 4 at the Meeting, Mr. Assaf Harel be, and hereby is, elected, to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the election of Mr. Assaf Harel as an unclassified director requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his election. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the election of Mr. Assaf Harel as an unclassified director of the Company.

PROPOSAL 6
RE-ELECTION OF MR. OFER TIMOR AS UNCLASSIFIED DIRECTOR FOR ONE-YEAR TERM

Background

Proposed Reelection of Mr. Ofer Timor

The Board has determined that in addition to re-electing Ms. Tzvia Broida as a Class II director and adding Mr. Haim Shani as a Class II director and Assaf Harel as unclassified director, our Company would benefit from the continued advice of another existing director with significant experience in our industry and familiarity with our Company. The Board believes that Mr. Ofer Timor, our current unclassified director and former President, has much to continue to contribute towards the management of our Company, and, accordingly, has nominated him for reelection as an unclassified director under our Articles, pursuant to which he will serve an additional one year term, until our next annual general meeting of shareholders and until his successor is duly elected and qualified.  However, as is the case with the election of Mr. Assaf Harel (one of the proposed Investor Directors) pursuant to Proposal 5, if this Proposal 6 is approved, but the increase under Proposal 4 in the number of authorized number of directors serving (i) on the Board as a whole, to nine, and (ii) as unclassified directors, to three, is rejected, Mr. Timor will be unable to serve on the Board (due to the insufficient number of authorized Board seats and unclassified Board seats).

Mr. Timor has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board, having detailed his qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  A copy of that declaration is available for inspection at the Company’s offices.

Voting on Proposal 6

At the Meeting, it is intended that proxies that are signed and submitted by our shareholders to our Company (other than those directing the proxy holders to vote against Mr. Ofer Timor under this Proposal 6) will be voted for the reelection of Mr. Timor as an unclassified director, for a one-year term, until the next annual general meeting of shareholders following the Meeting, and until the due election and qualification of his successor. If reelected, Mr. Timor will hold office for that period of time, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

Biographical Information for Nominee

Biographical information for Mr. Timor is as follows:

Ofer Timor joined us as a director in January 2016. Mr. Timor is one of the founders of Inimiti Capital Partners, a venture capital fund that focuses upon investments in software platforms and services in the New Media space (Internet, Mobile and anything in between).  Prior to co-founding lnimiti, Mr. Timor co-founded and managed Delta Ventures, a seed and early stage Israeli fund. He had an active role in building portfolio companies from the ground up and assisting in more advanced stages by serving as a member of their boards. Before Delta, Mr. Timor served as President of our Company during the mid-1990’s, helping to bring the Company from the startup stage to maturity. Mr. Timor was also a board member of Borderfree Inc. (NASDAQ: BRDR), which was sold to Pitney Bowes Inc. (NASDAQ: PBI) in 2015, and a board member of ClickFox, Inc. Mr. Timor was a fighter pilot in the Israeli Air Forces. He holds a BSA in Economics and a BA in Business Administration from Haifa University.

Proposed Resolution for Proposal 6

It is proposed that at the Meeting the following resolution be adopted pursuant to Proposal 6:

“RESOLVED, that subject to the approval of Proposal 4 at the Meeting, Mr. Ofer Timor be, and hereby is, reelected, to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders following the present Meeting and until the due election and qualification of his successor.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the re-election of Mr. Ofer Timor as an unclassified director requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution approving his re-election. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the reelection of Mr. Ofer Timor as an unclassified director of the Company.

PROPOSAL 7
APPROVAL OF REMUNERATION, REIMBURSEMENT, INDEMNIFICATION AND INSURANCE FOR
NEW DIRECTOR(S)

Background

Terms of Service for Investor Directors

As described in Proposal 2 above and again noted in Proposals 3 and 5 above, we have agreed with the Investor to secure for it the right to elect two Investor Directors.  In order to compensate each Investor Director for his time and to ensure that he is properly motivated to carry out his duties on the Board with the best interests of our shareholders in mind, we are proposing in this Proposal 7 that each of the Investor Directors (or Mr. Haim Shani only, if Mr. Assaf Harel’s election is not approved under Proposal 5, or the increase in the number of authorized number of directors serving (i) on the Board as a whole, to nine, and (ii) as unclassified directors, to three, is not approved pursuant to Proposal 4) receive remuneration and reimbursement of expenses on the same terms and conditions that the Company remunerates and reimburses its other non-executive members of the Board. Under our current remuneration terms, each Investor Director would therefore receive NIS 37,260 (approximately $10,000) annually in cash remuneration, plus NIS 2,490 (approximately $700) for each meeting of the Board and each meeting of a committee of the Board attended. The Investor Directors will not, however, be entitled to option grants (or other equity-based awards) to the extent that the same is awarded to other members of the Board out of the pool of options to purchase up to 263,750 ordinary shares that has been previously designated for Board members (consisting of 233,750 currently granted options and an additional 30,000 options available for future grants), provided that to the extent other directors are awarded options and other equity-based awards in excess of the 263,750 pool, then each of Messrs. Shani and Harel shall also be entitled to awards of like tenor.

As further agreed with the Investor, if approved as part of this Proposal 7, in order to provide each Investor Director with the additional customary personal protections that accompany service as a Board member of a public company, each of the Investor Directors will be entitled to indemnification and exculpation from the Company pursuant to an indemnification agreement with the Company having the same terms and conditions as the corresponding agreement to which the remaining members of the Board are party with the Company—which agreement is being updated, subject to the approval of Proposal 8 below. Each Investor Director will furthermore be covered by our directors’ and officers’ liability insurance policy, just as all other members of the Board are covered.

Proposed Resolutions for Proposal 7

Our Board is proposing that at the Meeting the following resolutions be adopted pursuant to Proposal 8:

 “RESOLVED, that subject to the election of Messrs. Haim Shani and Assaf Harel pursuant to Proposals 3 and 5, respectively, the Company’s payment to each of them annual cash remuneration of NIS 37,260, or approximately $10,000, plus NIS 2,490 (approximately $700) for each meeting of the Board and each meeting of a committee of the Board attended, and providing reimbursement of expenses to them in respect of their director services to the Company, and, in addition, to the extent any other Board member will be awarded options or other equity-based awards in excess of the pool of options to purchase up to 263,750 ordinary shares that has been previously designated for Board members (consisting of 233,750 currently granted options and an additional 30,000 options available for future grants), then each of Messrs. Shani and Harel shall also be entitled to awards of like tenor, be, and hereby is, approved in all respects.”

“RESOLVED FURTHER, that subject to the election of Messrs. Haim Shani and Assaf Harel pursuant to Proposals 3 and 5, respectively, the Company’s providing to each of them indemnification and exculpation pursuant to an indemnification agreement with the Company having the same terms and conditions as that to which the Company is or will be party with the remaining members of the Company’s Board of Directors, as approved by the Company’s shareholders, be, and hereby is, approved in all respects.”

“RESOLVED FURTHER, that subject to the election of Messrs. Haim Shani and Assaf Harel pursuant to Proposals 3 and 5, respectively, the Company’s inclusion of each of them in the coverage under the Company’s insurance policy for its officers and directors, as previously approved by the Company’s shareholders, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of remuneration, reimbursement, indemnification and exculpation, and directors’ and officers’ liability insurance coverage, for Messrs. Haim Shani and Assaf Harel, requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolutions approving these benefits. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the prospective Investor Director(s)’ receipt of remuneration, reimbursement of expenses, indemnification and exculpation, and directors’ and officers’ liability insurance coverage, in respect of their/his Board service.

PROPOSAL 8
AMENDMENT AND RESTATEMENT OF INDEMNIFICATION PROVISIONS OF ARTICLES AND
ENTRY INTO CORRESPONDING AMENDED INDEMNIFICATION AGREEMENT WITH DIRECTORS
AND OFFICERS

Background

Our shareholders had previously approved (at our annual shareholder meeting in August 2003) an amendment to our Articles that consisted of updated indemnification provisions that reflected the permissible situations under which directors and officers could be indemnified under the Companies Law, as updated as of that time. Since that time, the Companies Law indemnification provisions have been further updated via amendment (most recently in 2011). Neither our Articles, as most recently updated, nor the form of indemnification agreement to which we are party with our directors and officers, currently reflects the full scope of director and officer indemnification that is permitted under the Companies Law, as updated.  There have also been certain provisions added to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and the Israeli Antitrust Law, 5748-1988, or the Israeli Antitrust Law, that enable indemnification of an officer or director for certain liabilities under those laws, which provisions are also not reflected in our current Articles or in the form of indemnification agreement to which we are party with our officers and directors.

In particular, Section 260(a)(1a) of the Companies Law was amended in 2005 and subsequently amended in 2011. This sub-section of the law  provides that an office holder (as defined in the Companies Law) may be indemnified for reasonable litigation expenses, including attorneys’ fees, expended in connection with an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction. Entitlement to that indemnification is conditioned on (1) no indictment being filed against the office holder as a result of the investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding being imposed upon him or her as a result of that investigation or proceeding. In the alternative, even if such a financial liability is imposed, the office holder can still be entitled to indemnification if the liability was imposed with respect to an offense that does not require proof of criminal intent or in connection with a financial sanction.

Under the Israeli Securities Law and the Israeli Antitrust Law, the scope of permissible indemnification of an officer or director has been expanded as well. Those laws entitle us to indemnify an officer or director for monetary liability to a party harmed by a breach, and for related legal fees incurred, in connection with an administrative proceeding pursuant to Chapter H3 (Imposing a Monetary Sanction by the Israeli Securities Authority), H4 (Imposing Administrative Enforcement Measures by the Administrative Enforcement Committee) and I1 (Conditioned Arrangement for Avoidance of Taking Action or for Stopping Action) of the Israeli Securities Law, and Chapter G1 of the Israeli Antitrust Law. Indemnification in connection with those proceedings is conditioned on our Articles containing an explicit provision that allows that indemnification.

The foregoing provisions under the Companies Law, Israeli Securities Law and Israeli Antitrust Law do not appear in Article 67 of our existing Articles, which contains our Articles’ existing indemnification provisions.  Those provisions similarly do not appear in the form of directors’ and officers’ indemnification agreement to which we are currently party with our directors and officers.

We believe that it is important to provide our directors and officers with the widest indemnification coverage, as is customary for directors and officers of most, if not all, Israeli public companies whose shares are traded in the United States. Such coverage will give our directors and officers the necessary comfort to make difficult decisions that are in the best interest of our Company and our shareholders without fear of accompanying liability. In order to achieve that goal, we are proposing that Article 67 of our Articles be amended and restated to cover all scenarios for which indemnification (and insurance) is now permitted under Israeli law. We propose that Article 67 be amended and restated as follows:

“67. INDEMNITY AND INSURANCE

In this Article 67, the following terms shall have the following, respective meanings:

“Administrative Proceeding” shall mean a proceeding pursuant to Chapter H3 (Imposing a Monetary Sanction by the Israeli Securities Authority), H4 (Imposing Administrative Enforcement Measures by the Administrative Enforcement Committee) or I1 (Conditioned Arrangement for Avoidance of Taking Action or for Stopping Action) of the Securities Law; or a proceeding pursuant to Chapter G1 of the Israeli Antitrust Law, 5748-1988, as amended from time to time; and any other or additional administrative enforcement proceeding in respect of which indemnification or insurance may lawfully be granted for expenses incurred in connection therewith or payments relating thereto.

“Securities Law” shall mean the Israeli Securities Law, 5728-1968, as amended from time to time.

“Party harmed by a breach” shall be a harmed party described in Section 52(54)(a)(1)(a) of the Securities Law, in the context of an Administrative Proceeding pursuant to the Securities Law or pursuant to any other legislation in respect of which an Administrative Proceeding may be held.

Subject to the provisions of the Companies Law with regard to such matters and to the maximum extent permitted under the Companies Law:

(a)
Insurance. The Company may enter into a contract for the insurance of all or part of the liability of an Office Holder (as defined in the Companies Law) with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

(i)	a breach of his duty of care to the Company or to another person.

(ii)	a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company.

(iii)	a financial liability imposed on such Office Holder in favor of another person.
(iv) (v)
a monetary liability of an Office Holder to a party harmed by a breach in an Administrative Proceeding.

expenses incurred by an Office Holder in connection with an Administrative Proceeding conducted in his matter, including reasonable litigation expenses (including legal fees).

(b)
Advance Indemnification. The Company may indemnify, and may undertake in advance to indemnify, an Office Holder in respect of liability or expense set forth in subparagraph (c) below, provided that in the case of sub-paragraph (c)(i) only, that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts or criteria, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances, and shall specify such categories of events, and such amounts and/or criteria, in the undertaking to indemnify.

(c)
Indemnification. The Company may indemnify, and undertake to indemnify, an Office Holder for any liability and expense that may be imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder as follows:

(i)
a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

(ii)
reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a financial sanction;.

(iii)
reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offense that did not require proof of criminal intent; and

(iv) (v)
a monetary liability of an Office Holder to a party harmed by a breach in an Administrative Proceeding.

expenses incurred by an Office Holder in connection with an Administrative Proceeding conducted in his matter, including reasonable litigation expenses (including legal fees).

(d)	Retroactive Indemnification. The Company may indemnify an Office Holder retroactively.

(e)	Exculpation. The Company may release, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his duty of care to the Company.

(f)
Prospective Applicability of Amendments. Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 67 and any amendments to this Article 67 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(g)
Broad Applicability. The provisions of this Article 67 (x) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Antitrust Law); and (y) are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board of Directors or in such manner as may be required by the Companies Law.”

In conjunction with this amendment to Article 67, we are proposing that our shareholders approve our entry into an updated form of director and officer indemnification agreement with all of our directors and officers, which form includes these updated provisions of the Companies Law that would be added to our Articles (as described above).  The new form of indemnification agreement would replace the existing indemnification agreement for all of our existing directors and officers, and would also serve as the form of indemnification agreement that we would enter into with the new proposed Investor Director(s) under Proposal 7 above upon their election (subject to their election pursuant to Proposals 3 and 5).  A copy of the form of proposed updated director and officer indemnification agreement is annexed to this Proxy Statement as Appendix C.

Proposed Resolutions for Proposal 8

Our Board is proposing that at the Meeting the following resolutions be adopted pursuant to Proposal 8:

“RESOLVED, that Article 67 of the Company’s Articles be, and hereby is, amended and restated in its entirety to state as follows:

“67. INDEMNITY AND INSURANCE

In this Article 67, the following terms shall have the following, respective meanings:

“Administrative Proceeding” shall mean a proceeding pursuant to Chapter H3 (Imposing a Monetary Sanction by the Israeli Securities Authority), H4 (Imposing Administrative Enforcement Measures by the Administrative Enforcement Committee) or I1 (Conditioned Arrangement for Avoidance of Taking Action or for Stopping Action) of the Securities Law; or a proceeding pursuant to Chapter G1 of the Israeli Antitrust Law, 5748-1988, as amended from time to time; and any other or additional administrative enforcement proceeding in respect of which indemnification or insurance may lawfully be granted for expenses incurred in connection therewith or payments relating thereto.

“Securities Law” shall mean the Israeli Securities Law, 5728-1968, as amended from time to time.

“Party harmed by a breach” shall be a harmed party described in Section 52(54)(a)(1)(a) of the Securities Law, in the context of an Administrative Proceeding pursuant to the Securities Law or pursuant to any other legislation in respect of which an Administrative Proceeding may be held.

Subject to the provisions of the Companies Law with regard to such matters and to the maximum extent permitted under the Companies Law:

(a)
Insurance. The Company may enter into a contract for the insurance of all or part of the liability of an Office Holder (as defined in the Companies Law) with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

(i)	a breach of his duty of care to the Company or to another person.

(ii)	a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company.

(iii)	a financial liability imposed on such Office Holder in favor of another person.
(iv) (v)
a monetary liability of an Office Holder to a party harmed by a breach in an Administrative Proceeding.

expenses incurred by an Office Holder in connection with an Administrative Proceeding conducted in his matter, including reasonable litigation expenses (including legal fees).

(b)
Advance Indemnification. The Company may indemnify, and may undertake in advance to indemnify, an Office Holder in respect of liability or expense set forth in subparagraph (c) below, provided that in the case of sub-paragraph (c)(i) only, that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts or criteria, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances, and shall specify such categories of events, and such amounts and/or criteria, in the undertaking to indemnify.

(c)
Indemnification. The Company may indemnify, and undertake to indemnify, an Office Holder for any liability and expense that may be imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder as follows:

(i)
a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

(ii)
reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a financial sanction;.

(iii)
reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offense that did not require proof of criminal intent; and

(iv) (v)
a monetary liability of an Office Holder to a party harmed by a breach in an Administrative Proceeding.

expenses incurred by an Office Holder in connection with an Administrative Proceeding conducted in his matter, including reasonable litigation expenses (including legal fees).

(d)	Retroactive Indemnification. The Company may indemnify an Office Holder retroactively.

(e)	Exculpation. The Company may release, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his duty of care to the Company.

(f)
Prospective Applicability of Amendments. Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 67 and any amendments to this Article 67 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(g)
Broad Applicability. The provisions of this Article 67 (x) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Antitrust Law); and (y) are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board of Directors or in such manner as may be required by the Companies Law.”

“RESOLVED FURTHER, that the Company’s entry into a revised form of indemnification agreement with its directors and officers, in the form attached as Appendix C to the Company’s Proxy Statement with respect to its 2016 Annual General Meeting of Shareholders, dated October 11, 2016, in replacement of the existing such agreements to which the Company is party with its directors and officers, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under our Articles, the approval of the amendment and restatement of the director and officer indemnification provisions of Article 67 (and, consequently, the approval of the revised form of indemnification agreement containing corresponding provisions) requires the approval of  affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing seventy-five percent (75%) of the votes cast (excluding abstentions) with respect to Proposal 8. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether this supermajority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of the updated directors’ and officers’ indemnification provisions of our Articles and our updated form of director and officer indemnification agreement.

PROPOSAL 9
RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL
REMUNERATION

Background

In January 2016, Kost, Forer, Gabbay and Kasierer, a member of EY Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2015, and for such additional period until the Meeting. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the audit committee of the Board, or the Audit Committee, has already acted to approve the re-appointment of Kost Forer as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders.  At the Meeting, the Company’s shareholders will be requested to approve such re-appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Fees Paid to Independent Auditors in Last Two Fiscal Years

The following captions and tables sets forth, for the years ended December 31, 2014 and 2015, the fees billed to us and our subsidiaries by Kost Forer, our independent auditors with respect to each of those years:

Audit Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for the audit of our financial statements in 2014 and 2015 appear in the table below:

2014	$80,000
2015	$95,000

Tax Fees

The aggregate fees billed for professional services rendered to us by our independent auditors for tax compliance, tax advice and tax planning in 2014 and 2015 appear in the table below. Such fees related to the preparation of tax returns.

2014	$74,000
2015	$85,500

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of EY Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the Audit Committee and the Board.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Required Vote

The approval of Proposal 9 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015 will be presented. A copy of the 2015 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2015 contained therein), which we filed with the SEC on April 21, 2016, is being made available to shareholders through the SEC website, www.sec.gov. Alternatively, you may request a printed copy of the 2015 Form 20-F by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972 (9) 952-5900.

OTHER MATTERS

The Board does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders that was published by the Company and in this Proxy Statement, and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board.

By Order of the Board of Directors Yossie Hollander Chairman of the Board of Directors October 11, 2016

Index of Appendices to Proxy Statement

Appendix A: Securities Purchase Agreement, dated as of September 29, 2016, by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership
Appendix B: Registration Rights Agreement to be entered into by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership
Appendix C: Proposed Amended Form of Indemnification Agreement with Directors and Officers of Jacada Ltd.

Appendix A

Execution Version

Securities Purchase Agreement

Securities Purchase Agreement (this “Agreement”), dated as of September 29, 2016, by and between Jacada Ltd., a company formed under the laws of the State of Israel, company number 520044306 (the “Company”) and IGP Digital Interaction Limited Partnership  registered number 550268247 a limited partnership registered under the laws of the State of Israel (the “Investor”).

Whereas
the Company wishes to sell to the Investor, and the Investor wishes to purchase, on the terms and subject to the conditions set forth in this Agreement 261,287 newly issued Ordinary Shares (as defined below) (the “Acquired Shares”); and

Whereas
the Company has agreed, on demand by the Investor, to effect the registration of the Acquired Shares for resale by the holders thereof under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Rights Agreement in the form attached hereto as Exhibit A (the “Registration Rights Agreement”); and

Whereas
the sale of the Acquired Shares by the Company to the Investor will be effected in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the Commission (as defined below) under Section 4(a)(2) of the Securities Act.

Now therefore, the Company and the Investor hereby agree as follows:

1.	Definitions.

1.1.	Certain Definitions. When used herein, the following terms shall have the respective meanings indicated:

(a)	“Acquired Shares” has the meaning specified in the recitals to this Agreement.

(b)
“Affiliate” means, as to any Person (the “Subject Person”), any other Person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under direct or indirect common control with, the Subject Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, through representation on such Person’s board of directors or other management committee or group, by contract or otherwise. Without derogating from the generality of the foregoing, if the Subject Person is a partnership then the Affiliates thereof shall include (i) any other partnership, in which the general partner thereof is also the general partner of the Subject Person, and (ii) the partners in the Subject Person in the same proportion as their interest in the partnership.

(c)	“Agreement” has the meaning specified in the preamble to this Agreement.

(d)
“Board Members Options Pool” means the aggregate of (a) 233,750 Options (or other equity-based awards) granted to the members of the Board of Directors as of the date hereof plus (b) 30,000 Options (or other equity-based awards). Any such Options (or other equity-based awards) that are not exercised after a member of the Board of Directors ceases to serve on the Board of Director shall be deemed returned to this Pool.

(e)	“Board of Directors” means the Company’s board of directors.

(f)	“Business” means the consolidated business, properties, assets, operations, results of operations or financial condition of the Company and its Subsidiaries taken as a whole.

(g)	“Business Day” means any day other than a Friday or a Saturday, or a day on which banks in the state of Israel are required or authorized by law to be closed.

(h)
“Change of Control” means the occurrence of any one or more of the following events: (i) the direct or indirect acquisition of ownership, holding or power to vote more than 50% of the Company’s voting shares; (ii) the acquisition by any person or by persons acting as a “group” (within the meaning of Section 13(d) of the Exchange Act) of the ability to control the election of a majority of the Company’s directors; (iii) the sale or other disposition to an unrelated party of all or substantially all of the assets of the Company in one transaction or a series of transactions (other than financing arrangements); or (iv) a merger, consolidation or share exchange involving the Company and any other person or entity (other than for purposes of reincorporation), in which the Company or one of its Subsidiaries is not the surviving entity.

(i)	“Closing” has the meaning specified in Section 2.2 hereof.

(j)	“Closing Date” has the meaning specified in Section 2.2 hereof.

(k)	“Commission” means the United States Securities and Exchange Commission.

(l)	“Committee” means any committee of the Board of Directors.

(m)	“Companies Law” means the Israeli Companies Law - 1999 and the regulations promulgated thereunder, in each case as amended from time to time.

(n)	“Company” has the meaning specified in the preamble to this Agreement.

(o)	“Company Party” means the Company and its directors, managers, officers, shareholders, employees and agents.

(p)	“Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Ordinary Shares, but excluding Options.

(q)	“D&O Insurance” shall mean the Company’s Directors and Officers Insurance policy as it may be in effect from time to time.

(r)
“Disclosure Documents” means all documents filed by the Company at least two (2) Business Days prior to the date of this Agreement via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR) in accordance with the requirements of Regulation S-T under the Exchange Act.

(s)	“Disqualification Event” has the meaning specified in Section 4.15.

(t)
“Environmental Law” means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any Permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

Execution Version

(u)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder.

(v)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(w)	“Execution Date” means the date of this Agreement.

(x)	“FINRA” means the Financial Industry Regulatory Authority.

(y)	“First GM” means the General Meeting to be summoned pursuant to section 5.4 below.

(z)	“Fully Diluted Basis” means (1) all outstanding Ordinary Shares and (2) all other securities, warrants and Options (on an as exercised and as converted to Ordinary Shares basis) granted or issued.

(aa)
“GAAP” means generally accepted accounting principles, applied on a consistent basis, as set forth in (i) opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements of the Financial Accounting Standards Board and (iii) interpretations of the Commission and the staff of the Commission. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

(bb)	“General Meetings” means annual meetings and special meetings of the shareholders of the Company.

(cc)
“Governmental Authority” means any nation or government, any state, provincial or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation any stock exchange, securities market or self-regulatory organization.

(dd)
“Governmental Requirement” means any law, statute, code, ordinance, order, rule, regulation, restriction, judgment, decree, injunction, franchise, license or other directive or requirement of any federal, state, county, municipal, parish, provincial or other Governmental Authority or any department, commission, board, court, agency or any other instrumentality of any of them.

(ee)
“Intellectual Property” means any U.S. or foreign patents, patent rights, patent applications, trademarks, trade names, service marks, brand names, logos and other trade designations (including unregistered names and marks), trademark and service mark registrations and applications, copyrights and copyright registrations and applications, inventions, invention disclosures, protected formulae, formulations, processes, methods, trade secrets, computer software, computer programs and source  codes,  manufacturing research and similar technical information, engineering know-how, customer and supplier information, assembly and test data drawings or royalty rights.

(ff)	“Interim Financial Statements” has the meaning specified in Section 5.5.

(gg)	“Investment Company Act” means the Investment Company Act of 1940, as amended.

(hh)	“Investor” has the meaning specified in the preamble to this Agreement.

(ii)	“Investor Member” has the meaning specified in Section 5.2 hereof.

(jj)	“Investor Party” has the meaning specified in Section 5.9 hereof.

(kk)	“Interested Party” as defined in the Israel Securities Act 1968.

(ll)	“Issuer Covered Person” has the meaning specified in Section 4.15.

(mm)	“Indemnification Agreements” has the meaning specified in Section 5.2.

(nn)
“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, tax lien, financing statement, pledge, charge, or other lien, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

(oo)	“March 31, 2016 Financial Statements” has the meaning specified in Section 4.4.

(pp)
“Material Adverse Effect” means an effect that is materially adverse to (i) the Business, (ii) the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents (as defined below) or (iii) the rights and benefits to which an Investor is entitled under this Agreement and the other Transaction Documents.

(qq)
“Material Contracts” means, as to the Company, any agreement required to be filed by the Company with the Commission under the Exchange Act or any rule or regulation promulgated thereunder, and any and all amendments, modifications, supplements, renewals or restatements thereof.

(rr)	“Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Ordinary Shares or Convertible Securities.

(ss)	“Ordinary Shares” shall mean ordinary shares of the Company, NIS 0.04 par value per share.

(tt)	“OTCQB” has the meaning specified in Section 4.23 hereof.

(uu)	“Pension Plan” means an employee benefit plan (as defined in ERISA) maintained by the Company for employees of the Company or any of its Affiliates.

(vv)	“Permitted Liens” means the following:

(i)
encumbrances consisting of easements, rights-of-way, zoning restrictions or other restrictions on the use of real property or imperfections to title that do not (individually or in the aggregate) materially impair the ability of the Company to use such Property in its businesses, and none of which is violated in any material respect by existing or proposed structures or land use;

(ii)
Liens for taxes, assessments or other governmental charges (including without limitation in connection with workers’ compensation and unemployment insurance) that are not delinquent or which are being contested in  good  faith  by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, and for which adequate reserves (as determined in accordance with GAAP) have been established; and

Execution Version

(iii)
Liens of mechanics, materialmen, warehousemen, carriers, landlords or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, for which adequate reserves (as determined in accordance with GAAP) have been established.

(ww)	“Per Share Price” shall mean $5.25 per Share, as adjusted for any dividend, stock split, reverse stock split, split-up or other distribution on Ordinary Shares.

(xx)	“Person” means any individual, corporation, trust, association, company, partnership, joint venture, limited liability company, joint stock company, Governmental Authority or other entity.

(yy)	“Principal Market” means the principal exchange or market on which the Ordinary Shares are listed, traded or quoted.

(zz)	“Property” means property and/or assets of all kinds, whether real, personal or mixed, tangible or intangible (including, without limitation, all rights relating thereto).

(aaa)	“Purchase Price” means the number of Acquired Shares purchased by the Investor pursuant to this Agreement at the Closing multiplied by the Per Share Price.

(bbb)	“Registrable Securities” has the meaning specified in the Registration Rights Agreement.

(ccc)	“Registration Rights Agreement” has the meaning specified in the recitals to this Agreement.

(ddd)	“Regulation D” has the meaning specified in the recitals to this Agreement.

(eee)	“Remuneration” has the meaning specified in Section 5.2

(fff)	“Rule 144” means Rule 144 under the Securities Act or any successor provision.

(ggg)	“SEC Documents” has the meaning specified in Section 4.4 hereof.

(hhh)	“Securities” has the meaning specified in the recitals to this Agreement.

(iii)	“Securities Act” has the meaning specified in the recitals to this Agreement.

(jjj)	“Shareholder Approval” shall mean the approval and adoption by the First GM of each of the resolutions set forth in section 5.4 below.

(kkk)
“Subsidiary” means, with respect to the Company, any corporation or other entity (other than an entity having no material operations or business during the twelve month period immediately preceding the Execution Date) of which at least a majority of the outstanding shares of stock or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors (or Persons performing similar functions) of such corporation or entity (regardless of whether or not at the time, in the case of a corporation, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Company or one or more of its Affiliates.

(lll)	“Trading Day” means any day on which the Ordinary Shares may be purchased and sold or quoted on the Principal Market.

(mmm)
“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement and all other agreements, documents and other instruments executed and delivered by or on behalf of the Company at the Closing.

(nnn)
“Transfer Agent Instruction Letter” means an irrevocable instruction letter by the Company to the Company’s transfer agent instructing it to issue certificates representing the Acquired Shares to the Investor.

1.2.
Other Definitional Provisions. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words “hereof’, “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2.	Purchase and Sale of Acquired Shares.

2.1.
Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company shall sell, issue and allot to the Investor and the Investor shall purchase and receive from the Company the Acquired Shares. Immediately following the Closing, the Acquired Shares shall constitute 5% of the issued and outstanding share capital of the Company on a Fully Diluted Basis.

2.2.
The date on which the closing of the purchase and sale of the Acquired Shares pursuant to the terms of this Agreement occurs (the “Closing”) is hereinafter referred to as the “Closing Date”. The Closing will be deemed to occur at the offices of Meitar Liquornik Geva Leshem Tal (“Meitar”), 16 Abba Hillel Rd., Ramat Gan, Israel, within two (2) business days following the satisfaction or waiver of the conditions to the Closing set forth in Section 6 hereof.

2.3.
At the Closing, (i) the Investor shall transfer the Purchase Price to the Company by wire transfer of immediately available funds; and (ii) the Company shall issue and allot the Acquired Shares and deliver the Transfer Agent Instruction Letter to the Company’s transfer agent.

3.	Representations and Warranties of the Investor.

The Investor hereby represents and warrants to the Company and agrees with the Company that, as of the Execution Date and as of the Closing Date:

3.1.
Authorization; Enforceability. The Investor is duly and validly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization as set forth below such Investor’s name on the signature page hereof with the requisite power and authority to purchase the Acquired Shares to be purchased by it hereunder and to execute and deliver this Agreement and the other Transaction Documents to which it is a party. This Agreement constitutes, and upon execution and delivery thereof, each other Transaction Document to which the Investor is a party will constitute, the Investor’s valid and legally binding obligation, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

Execution Version

3.2.
Accredited Investor. The Investor (i) is an “accredited investor” as that term is defined in Rule 501 of Regulation D and (ii) is acquiring the Acquired Shares in the ordinary course of its business, solely for its own account, and not with a view to the public resale or distribution of all or any part thereof, except pursuant to sales that are registered under the Securities Act or are exempt from the registration requirements of, the Securities Act and does not have any agreement or understanding with any person to distribute any of the Acquired Shares; provided, however, that, in making such representation, the Investor does not agree to hold the Acquired Shares for any minimum or specific term and reserves the right to sell, transfer or otherwise dispose of the Acquired Shares at any time in accordance with Israeli and federal and state US securities laws applicable to such sale, transfer or disposition.

3.3.
Information. The Company has, prior to the Execution Date, provided the Investor with information regarding the business, operations and financial condition of the Company, including, but not limited to, the March 31, 2016 Financial Statements, and has, prior to the Execution Date, granted to the Investor the opportunity to ask questions of and receive answers from representatives of the Company, its officers, directors, employees and agents concerning the Company and materials relating to the terms and conditions of the purchase and sale of the Acquired Shares hereunder, as such Investor deems relevant in making an informed decision with respect to its investment in the Acquired Shares. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the risks of the proposed investment in the Acquired Shares, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Acquired Shares and, at the present time, is able to afford a complete loss of such investment. Neither such information nor any other investigation conducted by the Investor or any of its representatives shall modify, amend or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor’s representations in this section 3.3 are without derogating from the Company’s representations and warranties in section 4 below and the Investor’s reliance thereunder.

3.4.
Limitations on Disposition. The Investor acknowledges that, except as provided in the Registration Rights Agreement, the Acquired Shares have not been and are not being registered under the Securities Act and may not be transferred or resold without registration under the Securities Act (to the extent applicable) or unless pursuant to an exemption therefrom.

3.5.	Legend. The Investor understands that the certificates representing the Acquired Shares may bear at issuance a restrictive legend in substantially the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and may not be offered, transferred, pledged, hypothecated, sold or otherwise disposed of unless a registration statement under the Securities Act and applicable state securities laws shall have become effective with regard thereto, or an exemption from registration under the Securities Act and applicable state securities laws is available in connection with such offer or sale.”

3.6.
Reliance on Exemptions. The Investor understands that the Acquired Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations and warranties of the Investor set forth in this Section 3 in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Acquired Shares.

4.	Representations and Warranties of the Company.

The Company hereby represents and warrants to each Investor that as of the Execution Date and as of the Closing Date:

4.1.
Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction under which it is incorporated, and has all requisite corporate power and authority to conduct its business as currently conducted and to execute, deliver and perform all of its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The Company and each of its Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.2.
Authorization; Consents. The Company has the requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents, including, without limitation, its obligations to issue and sell the Acquired Shares to the Investor in accordance with the terms hereof and thereof.

Subject only to obtaining the Shareholder Approval, all corporate action on the part of the Company by its officers, Board of Directors, Committees  and shareholders of the Company necessary for the authorization, execution and delivery of, and the performance by the Company of its obligations under, the Transaction Documents has been taken, and no further consent  or authorization (including notification) of the Company, its Board of Directors, Committees, shareholders, any Governmental Authority or organization (other than such approval as may be required under the Securities Act and applicable state securities laws in respect of the Registration Rights Agreement), or any other Person is required.

4.3.
Due Execution; Enforceability. The Transaction Documents have been duly executed and delivered by the Company. Subject only to obtaining of the Shareholder Approval, each Transaction Document constitutes the valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) general principles of equity.

4.4.
Disclosure Documents; Agreements; Financial Statements; Other Information. The Company is subject to the reporting requirements of the Exchange Act and since January 1, 2015 has timely filed with the Commission all reports, schedules and registration statements that the Company was required to file with the Commission, including without limitation the Annual Report on Form 20-F of the Company dated April 21, 2016 (collectively, the “SEC Documents”). The Company is not aware of any event occurring or expected to occur on or prior to the Closing Date (other than the transactions effected hereby and quarterly releases of financial results) that would require disclosure to its shareholders after the Closing. Each SEC Document, as of the date of the filing thereof with the Commission (or if amended or superseded by a filing prior to the Execution Date, then on the date of such amending or superseding filing), complied in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and the rules and regulations promulgated thereunder and, as of the date of such filing (or if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), such SEC Document (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in the Disclosure Documents, the Company has no liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business which, under GAAP, are not required to be reflected in the financial statements included in the Disclosure Documents and which, individually or in the aggregate, are not material to the business or financial condition of the Company.

As of their respective dates, the audited consolidated financial statements of the Company as of December 31, 2015 (included in the SEC Documents), and the unaudited and unreviewed consolidated balance sheet of the Company dated as of March 31, 2016 and consolidated statements of operations and cash flows of the Company for the quarter ended March 31, 2016, each prepared by management in accordance with GAAP (the “March 31, 2016 Financial Statements”), are accurate and complete in all material respects and have been prepared in accordance with GAAP (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

4.5.
Capitalization. The Fully Diluted Basis capitalization of the Company as of the date hereof, including its authorized share capital, the number of shares issued and outstanding, the number of shares issuable and reserved for issuance pursuant to the Company’s share option plans and agreements, the number of shares issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any Ordinary Shares is set forth in the Fully Diluted Basis cap table correct as of the Execution Date which shall be delivered to the Investor on the Execution Date (“Capitalization Table”). All issued and outstanding share capital of the Company has been, or upon issuance will be, validly issued, fully paid and non-assessable. None of the Company’s share capital was issued in violation of preemptive rights or any other similar rights of security holders of the Company or any Liens created by or through the Company. Except for the Options, warrants and other Convertible Securities included in the Capitalization Table and the Company’s Fully Diluted Basis calculation, there are no outstanding preemptive rights, rights of first refusal, shareholder rights, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any share capital of the Company, or arrangements by which the Company is or may become (as a result of the transactions contemplated hereby or the other Transaction Documents or otherwise) bound to issue additional share capital (whether pursuant to anti-dilution, “reset” or other similar provisions).  There are no outstanding or authorized stock appreciation rights, phantom stock rights, profit participation rights or other similar rights with respect to the Company.

4.6.
Due Authorization; Valid Issuance. The Acquired Shares are duly authorized and, when issued, sold and delivered in accordance with the terms hereof, the Acquired Shares will be duly and validly issued, and the Acquired Shares will be fully paid and nonassessable; in each case, free and clear of any Liens or any third party rights whatsoever (including without limitation preemptive rights), and assuming the accuracy of the Investor’s representations in this Agreement, the Acquired Shares will be issued, sold and delivered in compliance with all applicable Israeli and US Federal and state securities laws.

4.7.
No Conflict with Other Instruments. The Company is not (a) in violation of any provisions of its memorandum of association, articles of association or any other governing document or (b) in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, except for any violation or default under any such instrument or contract that has not had or would not reasonably be expected to have a Material Adverse Effect. The (i) execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, and (ii) consummation of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Acquired Shares) will not result in any violation by the Company or, to its knowledge, by the Investor of any provisions of the Company’s memorandum of association, articles of associations or any other governing document or in a default under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, or in violation of any provision of any Governmental Requirement applicable to the Company or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument or contract or an event which results in the creation of any Lien upon any assets of the Company.

4.8.	Compliance with Laws. The Company is not in any material violation of any applicable Governmental Requirement in respect to the conduct of its Business ownership of its Property or otherwise.

4.9.
No Integrated Offering. Neither the Company, nor any person acting on its behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Acquired Shares hereunder to be integrated with prior offerings by the Company for the purpose of the Securities Act such that would subject the offering, issuance and sale of the Acquired Shares  hereunder to the registration requirements of section 5 of the Securities Act, nor will the Company take any action or steps that would cause the offering of the Acquired Shares to be integrated with other offerings.

Execution Version

4.10.	Financial Condition; Taxes; Litigation.

(a)
Except as disclosed in the Disclosure Documents, there has been no (i) material adverse change to the Company’s business, operations, properties, financial condition, or results of operations since the date of the Company’s most recent audited financial statements contained in the Disclosure Documents or (ii) change by the Company in its accounting principles, policies and methods except as required by changes in GAAP or applicable law.

(b)
The Company (i) has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects and (ii) has paid all taxes required to have been paid by it, and has no liability with respect to accrued taxes in excess of the amounts that are described as accrued in the most recent financial statements included in the Disclosure Documents.

(c)
The Company is not the subject of any pending or, to the Company’s knowledge, threatened inquiry, investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction (other than with respect to taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect), the Commission, FINRA, any state securities commission or other Governmental Authority.

(d)
There is no claim, action, litigation or administrative proceeding pending or, to the Company’s knowledge, threatened or contemplated, against the Company or, to the Company’s knowledge, against any officer, director or employee of the Company in connection with such person’s employment therewith, nor to the knowledge of the Company is there any basis for the foregoing. The Company is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or Governmental Authority. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate which are related in any way to the Company or its Business.

4.11.	Intellectual Property.

(a)
The Company owns, or has obtained the right to use, free and clear of all Liens claims or rights or any other Person, all Intellectual Property necessary for the conduct of its business as presently conducted (other than with respect to off the shelf software or other software which is generally commercially available and not used or incorporated into the Company’s products). All works that are used or incorporated into the Company’s services, products or services or products actively under development and which is proprietary to the Company was developed by or for the Company by the current or former employees, consultants or independent contractors of the Company or its predecessors in interest or purchased or licensed by the Company or its predecessors in interest.

(b)
The business of the Company as presently conducted and the production, marketing, licensing, use or servicing of any products or services of the Company do not to the knowledge of the Company infringe, misappropriate, dilute or conflict with any patent, trademark, copyright, or trade secret rights of any third parties or any other Intellectual Property of any third parties. The Company has not received written notice from any third party asserting that any Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, infringes, misappropriates or dilutes any third party Intellectual property or is invalid or unenforceable by the Company and, to the Company’s knowledge, there is no valid basis for any such claims (whether or not pending or threatened).

(c)
No claim is pending nor has the Company received any written notice or other written claim from any Person asserting that any of the Company’s present or contemplated activities infringe, misappropriates or dilutes or may infringe, misappropriate or dilute any Intellectual Property of such Person and, to the Company’s knowledge, there is no valid basis for any such claims. The Company is not aware of any infringement, misappropriation or dilution by any other Person of any Intellectual Property of the Company.

(d)
All licenses or other agreements under which the Company is granted rights in third party Intellectual Property (excluding licenses to use off the shelf software utilized in the Company’s internal operations and which is generally commercially available) are in full force and effect and the Company is not in default thereof, nor to the Company’s knowledge, is the counter party thereto. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby.

(e)
All licenses or other agreements under which the Company has granted rights to Intellectual Property to others (including all end-user agreements) since January 1, 2014, are in full force and effect, unless otherwise terminated in accordance with the terms of such licenses or arrangements, and there has been no material default by the Company thereunder and, to the Company’s knowledge, there is no material default by any other party thereto.

(f)
The Company has taken all steps required in accordance with commercially reasonable business practice to establish and preserve its ownership in its owned Intellectual Property and to keep confidential all material technical information developed by or belonging to the Company which has not been patented or copyrighted. To the Company’s knowledge, the Company is not making any unlawful use of any Intellectual Property of any other Person, including, without limitation, any former employer of any past or present employees of the Company. To the Company’s knowledge, neither the Company nor any of its employees has any agreements or arrangements with former employers of such employees relating to any Intellectual Property of such employers, which materially interfere or conflict with the performance of such employee’s duties for the Company or result in any former employers of such employees having any rights in, or claims on, the Company’s Intellectual Property. Each current employee of the Company and each former employee of the Company hired since January 1, 2012 has executed agreements regarding confidentiality, proprietary information and assignment of inventions and copyrights to the Company, each independent contractor or consultant of the Company has executed agreements regarding confidentiality and proprietary information and assignment of inventions and copyrights to the Company, and the Company is not aware of and has not received written notice that any employee, consultant or independent contractor is in violation or breach of any agreement  or arrangement with former or present employers governmental entity, foundation or any public or private university, college, or other educational institution or research center relating to proprietary information or assignment of inventions. Without limiting the foregoing: (i) the Company has taken all reasonable security measures to guard against unauthorized disclosure or use of any of its Intellectual Property; and (ii) the Company has no reason to believe that any Person (including, without limitation, any former employee or consultant or independent contractor of the Company) has unauthorized possession of any of the Company’s Intellectual Property, or any part thereof, or that any Person has obtained unauthorized access to any of the Company’s Intellectual Property.

Execution Version

4.12.
Registration Rights. Except as described in the Disclosure Documents and in the Company public filings, the Company has not granted or agreed to grant to any person or entity any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the Commission or any other governmental authority which has not been satisfied in full prior or waived to the date hereof.

4.13.
Fees. Except as disclosed in writing to the Investor by the Company, the Company is not obligated to pay any compensation or other fee, cost or related expenditure to any underwriter, broker, agent or other representative in connection with the transactions contemplated hereby. The Company will indemnify and hold harmless the Investor from and against any claim by any person or entity alleging that, as a result of any agreement or arrangement between such Person and the Company, the Investor is obligated to pay any such compensation, fee, cost or related expenditure in connection with the transactions contemplated hereby or the other Transaction Documents.

4.14.
Solicitation; Other Issuances of Securities. Neither the Company nor any of its Subsidiaries or Affiliates, nor any person acting on its or their behalf, (i) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Acquired Shares, or (ii) has, directly or indirectly, made any offers or sales of any security or the right to purchase any security, or solicited any offers to buy any security or any such right, under circumstances that would require registration of the Acquired Shares under the Securities Act.

4.15.
Bad Actor Representation. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the sale of the Acquired Shares to the Investor, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

4.16.
Foreign Corrupt Practices. Neither the Company, nor to the Company’s knowledge any director, officer, agent, employee or other person acting on behalf of the Company, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee (including without limitation any bribe, rebate, payoff, influence payment, kickback or other unlawful payment), or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.17.
Employee Matters. Each of the Company and its Subsidiaries are in compliance in all material respects with all applicable Governmental Requirements regarding employment, wages,  hours, equal opportunity, collective bargaining and payment of social security and other Taxes (including without limitation The Prior Notice to the Employee Law, 2002, The Annual Leave Law – 1951, The Sick Leave Law – 1976, The Severance Pay Law – 1963, The Employment of Women Law- 1954, The Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, The Salary Protection Law, 1958 and The Employment by Human Resource Contractors Law, 1996, as well as policies, procedures and agreements relating to employment, terms and conditions of employment and to the proper withholding and remission to the proper tax and other authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable laws respecting such withholding).  Neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice or discriminatory employment practice and no complaint of any such practice against the Company or its Subsidiary has been filed or, to the knowledge of the Company, threatened to be filed with or by any Governmental Authority. There is no strike, labor dispute or union organization activities pending or, to the knowledge of the Company, threatened between it and its employees. No employees of the Company belong to any union or collective bargaining unit. The Company has complied in all material respects with all applicable federal and state equal opportunity and other laws related to employment. The Company’s employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions. The Company has paid in full to all its present or former employees, consultants and independent contractors all wages, commissions, bonuses, benefits and other compensation due and payable to the foregoing on or prior to the date of the Closing.

4.18.
Environment. To the Company’s knowledge, the Company does not have any current liability under any Environmental Law, nor, to the knowledge of the Company, do any factors exist that are reasonably likely to give rise to any such liability that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, the Company has not violated any Environmental Law applicable to it now or previously in effect, other than such violations or infringements that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.19.
ERISA. The Company does not maintain or contribute to, or have any obligation under, any Pension Plan. The Company is in compliance in all material respects with the presently applicable provisions of ERISA and the United States Internal Revenue Code of 1986, as amended, with respect to each Pension Plan except in any such case for any such matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

4.20.
Insurance. The Company maintains insurance in such amounts and covering such losses and risks as the Company believes to be reasonably prudent in relation to the businesses in which the Company is engaged. No notice of cancellation has been received for any of such policies and the Company reasonably believes that is in compliance with all of the terms and conditions thereof. The Company has no reason to believe that it will not be able to renew any existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue doing business as currently conducted or to cover the Investor Members, without a significant increase in cost, other than normal increases in the industry. Without limiting the generality of the foregoing, the Company maintains Director’s and Officer’s insurance in an amount deemed to be reasonable and appropriate by the Company’s Board of Directors.

Execution Version

4.21.
Property. The Company does not own any real property. The Company has good and marketable title to all personal Property owned by it which, in each such case, is free and clear of all Liens except for Permitted Liens and except for such Liens which, individually and together with all other Liens (including without limitation Permitted Liens) do not have, and cannot reasonably be expected to have, a Material Adverse Effect. Any Property held under lease by the Company is held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such Property by the Company.

4.22.
Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its businesses. The Company has not received any notice or otherwise become aware of any proceedings, inquiries or investigations relating to the revocation or modification of any such certificate, authorization or permit and, to the Company’s knowledge, there is no valid basis for the same.

4.23.
Exchange Act Registration; Listing. Exchange Act Registration; Listing. The Company files supplementary and periodic information, documents, and reports pursuant to Section 15(d) of the Exchange Act. The Company’s Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and is traded over-the-counter and quoted on OTC Markets Group, Inc QB or QX Tier (collectively, “OTCQB”). The Company has taken no action designed to, or which, to the knowledge of the Company, would reasonably be expected to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or ceasing the trading of the Common Stock or its quoting on the OTCQB.

4.24.
Investment Company Status. The Company is not, and immediately after receipt of payment for the Acquired Shares issued under this Agreement will not be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act, and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

4.25.
Transfer Taxes. No stock transfer or other taxes (other than income taxes) are required to be paid in connection with the issuance and sale of any of the Acquired Shares , other than such taxes for which the Company has established appropriate reserves and intends to pay in full on or before the Closing.

4.26.
Sarbanes-Oxley Act; Internal Controls and Procedures. The Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof. The Company maintains internal accounting controls, policies and procedures, and such books and records as are reasonably designed to provide reasonable assurance that (i) all transactions to which the Company is a party or by which its properties are bound are effected by a duly authorized employee or agent of the Company, supervised by and acting within the scope of the authority granted by the Company’s senior management; (ii) the recorded accounting of the Company’s consolidated assets is compared with existing assets at regular intervals; and (iii) all transactions to which the Company is a party, or by which its properties are bound, are recorded (and such records maintained) in accordance with all Governmental Requirements and as may be necessary or appropriate to ensure that the financial statements of the Company are prepared in accordance with GAAP.

4.27.
Transactions with Interested Persons. Except as set forth in the Disclosure Documents, no officer, director or employee of the Company is or has made any arrangements with the Company to become a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.28.
Customers and Suppliers. Except as set forth in the Disclosure Documents, the relationships of the Company with its customers and suppliers are maintained on arm’s length terms. To the Company’s knowledge, no customer or supplier of the Company has any plan or intention to terminate its agreement with the Company, which termination would reasonably be expected to have a Material Adverse Effect.

4.29.
Material Contracts.  Any and all Material Contracts have previously been publicly filed with the Commission in the SEC Documents or the Disclosure Documents, as the case may be.  Each of the Company and any Subsidiary has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and are not in default under any of the Material Contracts now in effect the result of which would cause a Material Adverse Effect.

4.30.
Knowledge. For the purpose herein “knowledge” means the actual knowledge of Company’s directors and/or the Company’s CEO of a particular fact, circumstance, event or other matter in question after reasonable inquiry.

5.	Covenants of the Company and the Investor.

5.1.	Regulation D Filing. Blue Sky. The Company undertakes to the Investor that the Company will:

(a)
file a Form D with the Commission with respect to the Acquired Shares issued at the Closing as and when required under Regulation D and provide a copy thereof to such Investor promptly after such filing; and

(b)
take such action as the Company reasonably determines upon the advice of counsel is necessary to qualify the Acquired Shares for sale under applicable state or “blue-sky” laws or obtain an exemption therefrom, and shall promptly provide evidence of any such action to such Investor at such Investor’s request.

5.2.	Investor Members.

(a)
As further inducement to the Investor to purchase the Acquired Shares, the Company has used and shall continue to use its reasonable best efforts to secure for the Investor (including by way of procuring the Voting Undertakings under section 5.3 below) the right to appoint, replace and remove up to 2 members to the Board of Directors (the “Investor Members”), out of a total of no more than 9 members to the Board of Directors (including statutory ‘external directors’ and the Investor Members).

Execution Version

(b)
Such right to appoint, replace and remove the 2 Investor Members shall remain in effect for as long as the Investor shall hold Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) representing at least 17.5% of the Company’s issued and outstanding share capital (the “First Threshold”).

In the event that the Investor shall hold Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) representing less than the First Threshold but more than 10% of the Company’s issued and outstanding share capital (and also if the vote to increase the number of members of the Board of Directors to nine (9) is not approved, as provided in section 5.4 below) the Company shall secure for the Investor the right to appoint, remove or replace only 1 Investor Member and one non-voting observer.

(c)
At least one of the Investor Members shall have the right to be appointed as a member to any Committee, subject to any provision of applicable Governmental Requirement governing the constitution of certain Committees.

(d)	The Company shall use its reasonable best efforts to secure that each Investor Member shall be entitled to:

(i)	be included in the Company’s D&O Insurance;

(ii)
indemnification and exculpation from the Company pursuant to an indemnification agreement with the Company having the same terms and conditions as the remaining members of the Board of Directors, including, to the extent approved at the First GM (as defined below) by the requisite vote of the Company's shareholders, any such updated agreement (the “Indemnification Agreements”); and

(iii)
remuneration and reimbursement of expenses on the same terms and conditions that the Company remunerates and reimburses its other non-executive members of the Board of Directors (the “Remuneration”), provided that the Investor Members shall not be entitled to Options (or other equity-based awards) to the extent that the same is awarded to other members of the Board of Directors out of the Board Members Options Pool.

(e)
For the avoidance of doubt, the Investor’s right to appoint, replace and remove the Investor Members is subject to the adoption of the requisite resolutions at General Meetings. Therefore, the Company shall use its reasonable best efforts to secure for the Investor such requisite approvals by General Meetings, approving (i) the Investor’s right to appoint, replace and remove the Investor Members, (ii) the Remuneration, (iii) the inclusion of the Investor Members under the D&O Insurance and (iv) the execution and performance by the Company of the Indemnification Agreements.

(f)	Without derogating from the generality of the foregoing, at the Investor’s request the Company shall:

(i)	include up to two (2) individuals designated by the Investor as nominees to be approved by Shareholder Meetings to serve as the Investor Members; and

(ii)
summon Shareholder Meetings and bring before such meetings resolutions to approve the appointment, replacement and/or removal of the Investor Members, and to the extent required, the Remuneration for such Investor Members, the inclusion of the Investor Members under the D&O Insurance and the execution and performance by the Company of the Indemnification Agreements.

(g)	The Company acknowledges that the Investor is entering into this Agreement and purchasing the Acquired Shares, inter alia in reliance on the Company’s undertakings under this section 5.2.

5.3.	Voting Undertakings.

(a)
For the purpose of effecting the Investor’s rights pursuant to section 5.2, upon the Execution Date, the Company obtained (and delivered copies thereof to the Investor, concurrently with the execution of this Agreement), unconditional irrevocable undertakings in the form acceptable to the Investor, with effect as of the Execution Date (the “Voting Undertakings”), of each of Gideon Hollander, Joseph Hollander, and Genia Hollander (collectively, the “Relevant Shareholders”), holding Ordinary Shares representing 10.1%, 12.9% and 2.9% of the issued Ordinary Shares of the Company respectively (each their “Current Holdings”).

(b)
Pursuant to the Voting Undertakings, each such shareholder shall irrevocably undertake to the Investor to (i) participate in General Meetings convened at the Investor’s request pursuant to Section 5.2(f) above; (ii) vote on any Relevant Resolutions (as defined in the Voting Undertakings) brought before such General Meetings, as instructed by the Investor; and (iii) vote its Ordinary Shares and use its shareholder’s rights to effect (a) the appointment, replacement and removal of the Investor Members as per the Investor’s instructions, and (b) the Investor Members’ rights to Remuneration and their inclusion under the D&O Insurance, and the execution and performance by the Company of the Indemnification Agreements.

(c)
To the extent that at any time the aggregate number Ordinary Shares represented by all Voting Undertakings then in full force shall fall to less than 24% of the then issued Ordinary Shares of the Company, then at the Investor’s request the Company shall use its reasonable best efforts to obtain additional unconditional irrevocable undertakings, in the form of the Voting Undertakings, to bring the aggregate number of Ordinary Shares covered by all Voting Undertaking to 24% of the then issued Ordinary Shares.

(d)
In addition, upon the Execution Date, the Company obtained and delivered to the Investor, concurrently with the execution of this Agreement, copies of unconditional irrevocable undertakings in favor of the Company, and in the form agreed to by the Investor, executed by each of the Relevant Shareholders pursuant to which they undertake to the Company not to increase their respective Current Holdings or acquire (whether by purchase, inheritance, gift or otherwise), directly or indirectly, any additional Ordinary Shares (including any securities exchangeable or convertible into Ordinary Shares) or other securities in the Company, until the earlier of: (i) 1 year as of the Closing Date (or if there is no Closing, for one (1) year and three months from the execution date of this Agreement); or (ii) such time as the Investor will hold Ordinary Shares (including the Acquired Shares and any Ordinary Shares purchased by the Investor prior to the Closing Date) representing at least 40% or more of the Company’s issued and outstanding share capital. The Company undertakes to the Investor not to waive its rights under, or terminate, such undertakings.

Execution Version

5.4.	Convening a Shareholders Meeting.

(a)
As soon as practicable following the Execution Date (but in any event no later than 7 business days thereafter) the Company shall summon a General Meeting (the “First GM”), and bring before the First GM certain resolutions, including the Shareholder Approvals, as follows:

(i)	An ordinary resolution (i.e. a resolution supported by a simple majority of the Ordinary Shares represented at the GM and voting thereon) to appoint Haim Shani as the first Investor Member;

(ii)	A special resolution (i.e. a resolution supported by 75% of the Ordinary Shares represented at the GM and voting thereon), to increase the number of members of the Board of Directors to nine (9);

(iii)	Subject to the resolution under clause (b) being approved, an ordinary resolution to appoint Assaf Harel as the second Investor Member;

(iv)
An special resolution to approve an amendment to the Company's articles of association pursuant to which the scope of the indemnification of the Company's directors and officers shall be expanded to reflect permissible indemnification under the Companies Law;

(v)	An ordinary resolution to approve the D&O Insurance coverage for the Investor Members;

(vi)	An ordinary resolution to approve the Company’s entering into the Indemnification Agreements with the Investor Members;

(vii)	An ordinary resolution to approve the Remuneration; and

(viii)
An ordinary resolution to approve the issuance of the Acquired Shares to the Investor, as required pursuant to Section 328(b)(1) of the Companies Law (as the Acquired Shares together with other Ordinary Shares held by the Investor prior to the Closing shall exceed 25% of the Company’s issued share capital).

The form of notice summoning the First AGM shall be coordinated in advance with the Investor.

(b)
Upon the Execution Date, the Company has obtained and delivered to the Investor (and delivered copies thereof to the Investor, concurrently with the execution of this Agreement), irrevocable proxies from each of the Relevant Shareholders, to vote all of their Ordinary Shares at the First GM or any adjournment or postponement thereof, in favor of each of the resolutions set forth in section 5.4(a) above (the “GM Proxy”).

(c)	Following the summoning of the First GM, the Company shall use its best efforts to solicit and receive additional GM Proxies from other holders of Ordinary Shares.

(d)
The Investor agrees that, to the extent the Investor will hold Ordinary Shares at the record date of the First GM, to participate at the First GM and vote all of its Ordinary Shares in favor of each of the resolutions set forth in section 5.4(a) above.

(e)
In the event that, notwithstanding the Company’s compliance with any of the foregoing, the Company shall fail to obtain the approval of the First GM to the proposal to increase in the size of the Board of Directors to 9 members (as provided in section 5.4(a)(ii) above), then the Company shall continue and use its reasonable best efforts to receive such approval (including by convening additional General Meetings), and until such increase is finally approved, the Company shall continue and secure for the Investor the right to appoint, replace and remove at least one Investor Member (out of a total of 6 directors) being appointed to the Board of Directors, and one observer to participate in all meetings of the Board of Directors – subject to the observer executing a standard non-disclosure agreement.

5.5.	Information Rights.

The Company covenants and agrees that from and after the Closing and for so long as the Investor shall hold Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) representing at least 10% of the Company’s issued and outstanding share capital, and subject to execution by the Investor of a non-disclosure agreement in a form reasonably satisfactory to the Company and having the Investor agree to comply with the Company's "black out" Policy (to the extent applicable), it will deliver to the Investor (i) unreviewed interim financial statements (the “Interim Financial Statements”) consisting of a consolidated balance sheet of the Company dated as of, and consolidated statements of operations and cash flows of the Company for each of the fiscal quarters ending, March 31, June 30 and September 30 of each year, each prepared by management in accordance with GAAP, which Interim Financial Statements shall be delivered to the Investor within 45 days following the end of the quarter; (ii) as soon as practicable, but in any event within 30 days after the end of each quarter, a management report in a form agreed from time to time by the parties; and (iii) as soon as practicable but in any event not later than 30 days prior to the first day of each calendar year, the Company’s annual operating plan and budget for the following calendar year. In addition, the Company will permit an authorized representative of the Investor, to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times and upon reasonable notice as may be requested by the Investor.

The rights of the Investor pursuant this Section 5.5, may be transferred and assigned by the Investor (in whole and not in part) to: (i) any person or entity that, directly or indirectly, controls or is controlled by, or is under direct or indirect common control with, the Investor; and/or (ii) any third party that shall purchase from the Investor Ordinary Shares (including for this purpose any securities exchangeable or convertible into Ordinary Shares) in an amount meeting the First Threshold, ((i) and (ii) each a “Transferee”); provided however that (a) the Investor shall not transfer or assign its rights under this Section 5.5 to a Transferee if such transfer or assignment would effect a change in “Control” as defined in the Israeli Securities Law, 1968, save with the consent of the Company and (b) the Transferee executes a standard non-disclosure agreement and agrees to comply with the Company's "black out" Policy (to the extent applicable).

Execution Version

5.6.	Use of Proceeds.

The Company shall use the proceeds from the sale of the Acquired Shares for general business purposes.

5.7.	Company’s Instructions to Transfer Agent.

The Company shall cause its transfer agent to remove the restrictive legend set forth in Section 3.5 from certificates evidencing the Acquired Shares (i) in connection with any sale of such Acquired Shares pursuant to a registration statement (including a Registration Statement) covering the resale of such security that is effective under the Securities Act, (ii) in connection with any sale of such Acquired Shares pursuant to Rule 144, or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), as set forth below.

(a)
The Company shall issue an instruction letter to its transfer agent to remove the restrictive legend in connection with any sale of the Acquired Shares pursuant to a registration statement, and shall cause its counsel, if required by the transfer agent, to issue a legal opinion authorizing the removal of restrictive legend in connection with a sale of the Acquired Shares pursuant to Rule 144, provided that the Investor shall have delivered to the Company, its counsel and its transfer agent a certification of such facts as the Company and its counsel may reasonably require in connection with providing such instruction letter or legal opinion.

(b)
The Company shall instruct its transfer agent to remove the restrictive legend as permitted by this Section 5.7 promptly after delivery by the Investor to the Company or its transfer agent of the certificate representing the Acquired Shares being sold by the Investor.

(c)	The Company may not make any notation on its records or give instructions to its transfer agent that enlarge the restrictions on transfer set forth in this Section 5.7.

(d)
Certificates for Acquired Shares subject to legend removal hereunder shall be transmitted by the Company’s transfer agent to the purchaser of such Acquired Shares by crediting the account of such purchaser’s prime broker with the Depository Trust Company System, if so directed by the Investor.

5.8.	Interim Period.

During the interim period between the Execution Date and Closing Date the Company undertakes: (i) not to issue, allot, sell or transfer any shares, options, stock, warrants or any other securities which are convertible or exchangeable into shares of the Company to any person or entity other than upon the exercise of outstanding Options; (ii) to behave and conduct the Business solely in the ordinary course, and consistent with past practices; (iii) not to declare or pay any dividends or make any other distributions or payments with respect to its share capital; (iv) not to enter into any transaction with any “Interested Party” as defined in the Israel Securities Act 1968; (v) not to effect any restructuring, recapitalization, reorganization, reclassification, share split, reverse share split, combination or like change in its capitalization; (vi) dispose of or agree to dispose of (or grant any option in respect of) any part of  their assets (including, without limitation, its Intellectual Property), except for the sale of products or provision of services thereby in the ordinary course of business consistent with past practice, or create any Lien on any part of its assets or negotiate, or (vii) agree or undertake to do any of the above.

5.9.	Indemnification of the Investor.

The Company will indemnify and hold the Investor and its directors, managers, officers, shareholders, members, partners, employees and agents (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation but excluding any lost profits or consequential, indirect or punitive damages, to the extent the same may be awarded under applicable law, that any such Investor Party may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants, undertakings or agreements made by the Company in this Agreement or in the other Transaction Documents. If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time following such Investor Party’s written request that it do so, to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party. The Company will not be liable to any Investor Party under this Agreement (i) for any settlement by an Investor Party effected without the Company’s prior written consent; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to such Investor Party’s wrongful actions or omissions, or gross negligence or to such Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor in this Agreement or in the other Transaction Documents. No claim shall be settled or compromised by the Company without the prior written consent of the Investor Party. Save in the event of fraud, the maximum aggregate amount which may be recovered from the Company Party with respect to claims for breaches of representations, warranties, covenants and agreements related to this Agreement and the other Transaction Documents, including under this Section, shall be an amount equal to the Purchase Price.

5.10.	Purchases of Additional Securities by the Investor.

Nothing in this Agreement shall limit the Investor from acquiring additional Ordinary Shares (as well as other securities convertible or exchangeable into Ordinary Shares). The foregoing notwithstanding the Investor undertakes that, until the 5 year anniversary of the Closing Date, other than in compliance with the relevant provisions of the Companies Law and the receipt of the prior approval of the Board of Directors, it will not  acquire directly or indirectly such additional Ordinary Shares that would bring its aggregate shareholdings (directly or indirectly, but for the avoidance of any doubt without including the shareholdings of the Relevant Shareholders) in the Company (including the Acquired Shares and any Ordinary Shares purchased by the Investor prior to the Closing Date) to 40% or more of the Company’s issued and outstanding share capital.

Execution Version

5.11.	Other Agreements.

Except with respect to a sale of the Company or its assets, the Company shall not, and shall cause its Subsidiaries to not, enter into any agreement the terms of which would restrict or impair the ability of the Company to perform its obligations under this Agreement and the Transaction Documents.

6.	Conditions to Closing; Deliverables at Closing.

6.1
Conditions to the Investor’s Obligations at the Closing. The Investor’s obligations to effect the Closing, including without limitation its obligation to purchase the Acquired Shares at the Closing, are conditioned upon the fulfillment (or waiver by such Investor in its sole and absolute discretion) of each of the following events as of the Closing Date, and the Company shall use commercially reasonable efforts to cause each of such conditions to be satisfied.

(a)
the representations and warranties of the Company set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that particular date);

(b)
the Company shall have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by the Company on or before the Closing;

(c)
There shall have occurred no material adverse change in the Company’s consolidated business or financial condition since the date of the Company’s most recent financial statements contained in the Disclosure Documents and no event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company;

(d)	The Ordinary Shares shall be traded on the OTCQB or listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange; and

(e)
There shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents. No stop order or suspension of trading shall have been imposed by the Commission or any other Governmental Authority or regulatory body having jurisdiction over the Company or the Principal Market where the Ordinary shares are listed or quoted, with respect to public trading in the Ordinary Shares; and

(f)	The Company shall have executed each Transaction Document to which it is a party and shall have delivered the same to the Investor.

6.2
Conditions to Company’s Obligations at the Closing. The Company’s obligations to effect the Closing with the Investor are conditioned upon the fulfillment (or waiver by the Company in its sole and absolute discretion) of each of the following events as of the Closing Date:

(a)
the representations and warranties of the Investor set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, such representation or warranty shall be true and correct in all material respects as of that date);

(b)
the Investor shall have complied with or performed all of the agreements, obligations and conditions set forth in this Agreement that are required to be complied with or performed by such Investor on or before the Closing; and

(c)
there shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby and by the other Transaction Documents.

6.3
The Shareholder Approval. The respective obligations of the Company and the Investor to effect the Closing are conditioned upon the Company obtaining the Shareholder Approval, other than obtaining the approvals pursuant to the resolutions to increase the size of the Board of Directors to 9 members and to appoint the Second Investor Member (as set forth in section 5.4(a)(ii) and 5.4(a)(iii) above) which may be waived by the Investor.

6.4
Transactions at Closing. At the Closing, the following transactions and actions shall be taken, and all such transactions and actions shall be deemed to take place simultaneously, and no transaction or action shall be deemed to have been completed or taken and no document or instrument shall be deemed delivered, until all such transactions and actions have been completed and taken and all required documents and instruments delivered.

The Company shall deliver to the Investor the following documents and instruments:

(a)
a certificate, signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying that the conditions specified in Section 0 have been fulfilled as of the Closing, it being understood that such Investor may rely on such certificate as though it were a representation and warranty of the Company made herein;

(b)	the Company shall execute and deliver to the Investor the Registration Rights Agreement;

(c)
the Company shall deliver to such Investor a certificate, signed by the Secretary or an Assistant Secretary of the Company, attaching (i) the memorandum of association and articles of association of the Company,  (ii) resolutions passed by its Board of Directors to authorize the transactions contemplated hereby and by the other Transaction Documents and (iii) the Shareholder Approval and other resolutions passed by the shareholders of the Company, and certifying that such documents are true and complete copies of the originals and that such resolutions have not been amended or superseded, it being understood that such Investor may rely on such certificate as a representation and warranty of the Company made herein;

Execution Version

(d)	Indemnification Agreements executed by the company in favor of the Investor Members;

(e)	The Investor shall deliver to the Company a copy of wiring instructions to its bank for the payment of the Purchase Price for the Acquired Shares being purchased by it, to the Company; and

(f)	The Company shall deliver the Transfer Agent Instruction Letter to the Company’s transfer agent.

7.	Miscellaneous.

7.1
Survival; Severability. Save in the event of fraud the representations, warranties, covenants and indemnities made by the parties herein and in the other Transaction Documents shall survive the Closing through the date which is 12 months from the date of the Closing. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that in such case the parties shall negotiate in good faith to replace such provision with a new provision which is not illegal, unenforceable or void, as long as such new provision does not materially change the economic benefits of this Agreement to the parties. In the event that the Closing under this Agreement does not occur within one hundred and twenty (120) days from the Execution Date, then either party shall have the right to terminate this Agreement, and such termination shall not derogate from the rights of the parties accrued prior to termination.

7.2
Confidentiality. Neither the Company nor the Investor or their respective Affiliates shall (a) issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby without the prior consent of the other party, and shall maintain the commercial terms hereof and thereof in strict confidence, or (b) file this Agreement or any Transaction Document or disclose the existence of or the terms of this Agreement or any such Transaction Documents in any filing or report with any Governmental Authority, in each case other than as may be required in order to comply with any Governmental Requirement. Both parties acknowledge that this Agreement shall be required to be filed with the Commission as a material agreement and all its material terms (including related undertakings) shall be described in a proxy sent to the Company's shareholders to approve the Transaction Documents.

7.3
Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

The Investor may freely transfer and assign all of its rights and obligations under this Agreement to any Affiliate thereof. Save as provided under Section 5.5 above with respect to the Investor’s information rights, the Investor may not assign to any non-Affiliate thereof its respective rights and obligations hereunder, in connection with any private sale or transfer of the Acquired Shares in accordance with the terms hereof; and provided further that the foregoing shall not limit the transferability of the Voting Undertakings in accordance with their terms. The Company may not assign its rights or obligations under this Agreement.

7.4	Thresholds. For the purpose of calculating the shareholding thresholds under this Agreement, the Investor’s shareholdings in the Company shall be aggregated with the shareholdings of its Affiliates.

7.5
Further Assurances. Each of the parties shall take such actions, including the execution and delivery of further instruments, as may be necessary to give full effect to the provisions of this Agreement the Transaction Documents and to the intent of the parties.

7.6
No Reliance. Each party acknowledges that (i) it has such knowledge in business and financial matters as to be fully capable of evaluating this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby, (ii) it is not relying on any advice or representation or warranty of any other party in connection with entering into this Agreement, the other Transaction Documents, or such transactions (other than the representations and warranties made in this Agreement or the  other Transaction Documents), (iii) it has not received from any party any assurance or guarantee as to the merits (whether legal, regulatory, tax, financial or otherwise) of entering into this Agreement or the other Transaction Documents or the performance of its obligations hereunder and thereunder, and (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that it has deemed necessary, and has entered into this Agreement and the other Transaction Documents based on its own independent judgment and on the advice of its advisors as it has deemed necessary, and not on any view (whether written or oral) expressed by any party.

7.7
Injunctive Relief. The parties hereto acknowledge and agree that a breach by either of their obligations hereunder will cause irreparable harm the other party and that the remedy or remedies at law for any such breach will be inadequate and agrees, in the event of any such breach, in addition to all other available remedies, the non-breaching party shall be entitled to seek an injunction restraining any breach and requiring immediate and specific performance of such obligations.

7.8
Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of Israel applicable to contracts made and to be performed entirely within the State of Israel. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts located in Tel Aviv, Israel for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby and hereby irrevocably waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

7.9
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission.

Execution Version

7.10	Headings. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.11
Notices. Any notice, demand or request required or permitted to be given by the Company or the Investor pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally, by electronic mail with return receipt or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:	Jacada Ltd.
8 Hasadnaot Street
Herzliya 46728, Israel
Att: CEO
with a copy
(which shall not constitute notice) to:
Meitar Liquornik Geva Leshem Tal
Attention: Ronen Bezalel and David S. Glatt
16 Abba Hillel Blvd.
Ramat Gan 52506 Israel
Tel +972-3-610-3100
Fax +972-3-610-3100
Email. rbezalel@meitar.com
Email. dglatt@meitar.com

If to the Investor:	IGP Digital Interaction Limited Partnership
Precede Building  Hakfar Hayarok.
Ramat Hasharon
47900 Israel
with a copy
(which shall not constitute notice) to:

Barnea & Co
Attention: Micky Barnea
58 Harakevet St.
Electra City Tower
Tel-Aviv 6777016 Israel
Tel. +972 3 6400600
Fax. +972 3 6400650
Email. mbarnea@barlaw.co.il

7.12
Entire Agreement; Amendments. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with regard to the subject matter hereof and thereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Investor, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

[Signature Pages to Follow]

Execution Version

IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of the date first-above written

JACADA LTD.

By:	/s/ Caroline Cronin
Name: Caroline Cronin
Title: Chief Financial Officer

IGP DIGITAL INTERACTION LIMITED PARTNERSHIP

By:	/s/ Haim Shani /s/ Moshe Lichtman
Name: Haim Shani and Moshe Lichtman
Title: Managing Directors

Appendix B

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of __________ is by and between Jacada Ltd., a company formed under the laws of the State of Israel company number 520044306 (the “Company”), and IGP Digital Interaction Limited Partnership, registered number 550268247 a limited partnership registered under the laws of the State of Israel ( (the “Investor”).

WHEREAS, the Company has agreed, on the terms and subject to the conditions set forth in a Securities Purchase Agreement dated as of September 29, 2016 (the “Securities Purchase Agreement”), to issue and sell to the Investor 261,287  ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), of the Company (the “Shares”); and
WHEREAS, in order to induce the Investor to enter into the Securities Purchase Agreement, the Company has agreed to grant the Investor certain registration rights under the Securities Act with respect to its Shares.

In consideration of the Investor entering into the Securities Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions.

1.1	For purposes of this Agreement, the following terms shall have the meanings specified:

(a)	“Agreement” has the meaning specified in the preamble.

(b)
“Business Day” means any day other than a Friday, Saturday, a Sunday or a day on which the Commission is closed or on which banks in the State of Israel or the City of New York are authorized by law to be closed.

(c)	“Commission” means the Securities and Exchange Commission.

(d)	“Demand Date” means the date upon which the Investor submits notice to the Company requesting registration of the Registrable Securities.

(e)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(f)	“Effective Date” means the date on which a Registration Statement is declared effective by the Commission.

(g)
“Filing Deadline” means the thirtieth (30th) calendar day following a Demand Date in the event the Company is eligible to register securities on Form F-3 or the sixtieth (60th) calendar day following a Demand Date in the event the Company is only eligible to register securities on Form F-1.

(h)	“Holder” means any person owning or having the right to acquire Registrable Securities, including initially the Investor and thereafter any permitted assignee thereof.

(i)	“Investor” has the meaning specified in the preamble to this Agreement.

(j)	“Losses” has the meaning specified in Section 7.1 of this Agreement.

(k)
“Off-Market Purchase Agreement(s)” shall mean the agreement(s) between the Investor and certain shareholders of the Company pursuant to which the Investor is purchasing Ordinary Shares of the Company concurrent with and contingent upon the purchase of the Shares.

(l)	“Ordinary Shares” has the meaning specified in the recitals to this Agreement.

(m)	“Plan of Distribution” has the meaning specified in Section 4.1.

(n)	“Proposed Registration” has the meaning specified in Section 3 of this Agreement.

(o)
“Registrable Securities” means (i) the Shares, (ii) any Ordinary Shares purchased by the Investor under the Off-Market Purchase Agreement(s) and (iii) any shares of capital stock issued or issuable from time to time (with any adjustments) in replacement of, in exchange for or otherwise with respect of the Ordinary Shares referred to in (i) and (ii); excluding in all cases, however, (x) any Registrable Securities sold by in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 10.4, (y) any shares for which registration rights have terminated pursuant to Section 10.8 of this Agreement, and (z) any shares after they have been sold in a registered sale pursuant to an effective registration statement under the Securities Act or sold pursuant to Rule 144 thereunder.

(p)
“Registration Deadline” means the earlier to occur of (i) the ninetieth (90th) calendar day following the Demand Date and (ii) the fifth (5th) Business Day following the day on which the Commission informs the Company that no review of a Registration Statement will be made by the staff of the Commission or that the staff of the Commission has no further comments on a Registration Statement.

(q)
“Registration Period” means, with respect to a particular Registration Statement, the period beginning on the date of effectiveness of such Registration Statement and ending on the earlier to occur of (i) the date on which all of the Registrable Securities eligible for resale under such Registration Statement have been publicly sold pursuant to either such Registration Statement or Rule 144 or (ii) the date on which any and all of the Registrable Securities remaining to be sold under such Registration Statement (in the reasonable opinion of legal counsel to the Company) may be sold to the public under Rule 144 under the Securities Act or any successor provision in a 90 day period without volume limitations.

(r)	“Registration Statement” means a registration statement filed by demand of the Investor pursuant to this Agreement, prepared in compliance with the Securities Act.

(s)	“Remainder Registration Statements” has the meaning specified in Section 2.1(f).

(t)
“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

(u)	“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

(v)	“Securities Act” shall mean the Securities Act of 1933, as amended.

(w)	“Securities Purchase Agreement” has the meaning specified in the recitals to this Agreement.

(x)	“Selling Shareholder Questionnaire” has the meaning specified in Section 6.1.

(y)	“Shares” has the meaning specified in the recitals to this Agreement.

1.2	Capitalized terms used herein and not otherwise defined shall have the respective meanings specified in the Securities Purchase Agreement.

2.	Registration.

2.1	Demand Registration Rights.

(a)
Form F-1 Demand. If at any time after the 180th day after the date of the closing under the Securities Purchase Agreement, (A) the Company does not qualify to register the resale of the Registrable Securities on a continuous basis pursuant to Rule 415 on Form F-3 and (B) the Company receives a request from the Investor that the Company file a Form F-1 registration statement with respect to Registrable Securities with a market value (based on the closing price of the Ordinary Shares on the OTCQB or any national securities exchange on which the Ordinary Shares may be traded from time to time) of over $2,000,000, then the Company shall as soon as practicable, and in any event by the Filing Deadline, file a Form F-1 registration statement under the Securities Act covering the resale on a continuous basis pursuant to Rule 415 of all Registrable Securities that the Investor requested to be registered, and in each case, subject to the limitations set forth herein; provided, however, that the Investor shall only have the right to make one demand for registration of the Registrable Securities on Form F-1 for so long as the Company does not qualify to register the resale of the Registrable Securities on a continuous basis pursuant to Rule 415 on Form F-3.

(b)
Form F-3 Demand. If at any time after the 180th day after the date of the closing under the Securities Purchase Agreement, (A) the Company qualifies to register the resale of the Registrable Securities on a continuous basis pursuant to Rule 415 on Form F-3 and (B) the Company receives a request from the Investor that the Company file a Form F-3 registration statement with respect to Registrable Securities with a market value (based on the closing price of the Ordinary Shares on the OTCQB or any national securities exchange on which the Ordinary Shares may be traded from time to time) of over $750,000, then the Company shall as soon as practicable, and in any event by the Filing Deadline, file a Form F-3 registration statement under the Securities Act covering the resale on a continuous basis pursuant to Rule 415 of all Registrable Securities that the Investor requested to be registered, and in each case, subject to the limitations set forth herein; provided, however, that the Investor shall only have the right to make two demands for registration on Form F-3 per year.

(c)
Participation Right. In the event a registration demand is made pursuant to Section 2.1(a) or Section 2.1(b) above, the Company shall promptly, but in any event no later than two (2) Business Days following the Demand Date send a written notice to each of the Holders of Registrable Securities (if there are any such Holders other than the Investor) indicating that such registration demand has been made and in reasonable detail any material information relating to the desired offering known to the Company at such time. Each Holder of Registrable Securities shall have ten (10) Business Days from its receipt of such notice to deliver to the Company a written request specifying the amount of Registrable Securities that such Holder intends to sell and such Holder’s intended method of distribution. Upon receipt of such request, the Company shall use its reasonable best efforts to cause all Registrable Securities which the Company has been requested to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Holder.

(d)	[Intentionally Omitted]

(e)
Notwithstanding the registration obligations set forth in Section 2.1(a) and (b), if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form F-1 or F-3, as the case may be; provided, however, that prior to filing such amendment, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09, and provided further that the Company's obligation to file any amendment under Sections 2.1(e), (f) or (g) shall be conditioned on the Investor or other Holder agreeing to be deemed an underwriter to the extent that the same is required by the Commission .

(f)
Notwithstanding any other provision of this Agreement, if the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced as follows:

(i)	First, the Company shall reduce or eliminate any Registrable Securities to be included by any person other than an Investor; and

(ii)	Second, the Company shall reduce Registrable Securities consisting of first, Ordinary Shares purchased by the Investor under the Off-Market Purchase Agreement(s), then second, the Shares.

(g)
In the event of a cutback hereunder, or in the event that the number of shares available under the Registration Statement is insufficient to cover the Registrable Securities, the Company shall give the Holder at least five (5) Business Days prior written notice along with, if applicable, the calculations as to such Holder’s allotment. In the event the Company amends the Registration Statement in accordance with the foregoing, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-1 or F-3, as the case may be (the ”Remainder Registration Statements”), to register for resale those Registrable Securities that were not registered for resale on the Registration Statement, as amended, so that such Registration Statement or such new registration statement, or both, covers no less than the total number of Registrable Shares.

2.2
Effectiveness. The Company shall use its reasonable best efforts to cause each Registration Statement to become effective as soon as practicable following the filing thereof, but in no event later than the Registration Deadline. The Company shall respond promptly to any and all comments made by the staff of the Commission with respect to a Registration Statement. The Company will maintain the effectiveness of each Registration Statement filed pursuant to this Agreement for the Registration Period.

2.3
Underwriting Requirements. If, pursuant to Section 2.1, the Investor intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of its request made pursuant to Section 2.1, and the Company shall include such information in the notice sent pursuant to Section 2.1(c).  The underwriter(s) will be selected by the Company and shall be reasonably acceptable to the Investor.  In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein.  All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.  If, in connection with any underwritten public offering for the account of the Holders of Registrable Securities, the managing underwriter(s) thereof shall impose in writing a limitation on the number of shares of Registrable Securities which may be included in a registration statement because, in the good faith judgment of such underwriter(s), marketing or other factors dictate such limitation is necessary to facilitate such offering, then the Company shall be obligated to include in the registration statement only such limited portion of the Registrable Securities with respect to which each Holder has requested inclusion hereunder as such underwriter(s) shall permit. The Company shall not exclude any Registrable Securities of a Holder in a registration effected under Sections 2.1(a) or (b) unless the Company has first excluded all securities sought to be offered on account of the Company and any non-Registrable Securities. In connection with any participation in an underwritten offering pursuant to Section 3, the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company.

2.4
Limitations on Registration Rights.  Notwithstanding the foregoing, the Company shall not be required to effect a registration pursuant to Section 2.1(a) or 2.1(b) (i) if the Company has, within a ninety (90) day period preceding the date of such request, filed a registration statement pursuant to Section 2.1(a) or (b), or completed an offering under Section 3; or (ii) if the Company shall deliver a notice to the Holders within thirty (30) days of any registration request that it is actively engaged in preparation of a registration statement for a firm commitment underwritten offering, for which a registration statement shall actually be filed within ninety (90) days, in which the Holder may include Registrable Shares pursuant to Section 3.  In addition, the Company may postpone the filing of any registration statement, or suspend the use of a registration statement, up to two (2) times in any 12-month period for up to an aggregate of ninety (90) days during such 12-month period if the Company shall furnish to the Investor a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company or its shareholders for a registration statement to be filed or used at such time. During such periods of deferral or suspension, the Company shall not sell securities for its own account or that of any other shareholder, in each case, pursuant to a registration statement filed under the Securities Act, other than a registration statement on Form S-8; provided, however, the Company shall be permitted to file one or more Shelf Registration Statements.

3.	Piggyback Registration.

If, at any time prior to the termination of the Registration Period, (i) the Company proposes to register Ordinary Shares under the Securities Act in connection with the public offering of such shares for cash (a “Proposed Registration”) other than a registration statement on Form S-8 or Form F-4 or any successor or other forms promulgated for similar purposes and (ii) a Registration Statement covering the sale of all of the Registrable Securities is not then effective and available for sales thereof by the Holders, the Company shall, at such time, promptly give each Holder written notice of such Proposed Registration. Each Holder shall have ten (10) Business Days from its receipt of such notice to deliver to the Company a written request specifying the amount of Registrable Securities that such Holder intends to sell and such Holder’s intended method of distribution. Upon receipt of such request, the Company shall use its reasonable best efforts to cause all Registrable Securities which the Company has been requested to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Holder; provided, however, that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 3 without obligation to the Holders. If, in connection with any underwritten public offering for the account of the Company or for shareholders of the Company that have contractual rights to require the Company to register Ordinary Shares, the managing underwriter(s) thereof shall impose in writing a limitation on the number of Ordinary Shares which may be included in a registration statement because, in the good faith judgment of such underwriter(s), marketing or other factors dictate such limitation is necessary to facilitate such offering, then the Company shall be obligated to include in the registration statement only such limited portion of the Registrable Securities with respect to which each Holder has requested inclusion hereunder as such underwriter(s) shall permit. Any exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities in a registration statement, in proportion to the number of Registrable Securities sought to be included by such Holders; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities that are not entitled to inclusion in the registration statement or are not entitled to pro rata inclusion with the Registrable Securities; and provided, further, that, after giving effect to the immediately preceding proviso, any exclusion of Registrable Securities shall be made pro rata with Holders of other securities having the right to include such securities in the registration statement.

4.	Obligations of the Company.

In addition to performing its obligations hereunder, including without limitation those pursuant to Sections 2 and 3 above, the Company shall, with respect to each Registration Statement:

4.1
prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus shall contain a “Plan of Distribution” in substantially the form attached hereto as Annex A, as may be necessary to comply with the provisions of the Securities Act or to maintain the effectiveness of such Registration Statement during the Registration Period, or as may be reasonably requested by a Holder in order to incorporate information concerning such Holder or such Holder’s intended method of distribution;

4.2
not less than five (5) Business Days prior to the filing of such Registration Statement and not less than one (1) Business Day prior to the filing of any related prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act;

4.3
promptly following the Closing if the Company is so eligible, use its reasonable best efforts to secure the listing on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange or quotation on the OTCQB of the Registrable Securities, and provide each Holder with reasonable evidence thereof;

4.4
so long as a Registration Statement is effective covering the resale of the applicable Registrable Securities owned by a Holder, furnish to each Holder such number of copies of the prospectus included in such Registration Statement, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the disposition of such Holder’s Registrable Securities;

4.5
use commercially reasonable efforts to register or qualify the Registrable Securities under the securities or “blue sky” laws of such jurisdictions within the United States as shall be reasonably requested from time to time by a Holder, and do any and all other acts or things which may reasonably be necessary or advisable to enable such Holder to consummate the public sale or other disposition of the Registrable Securities in such jurisdictions; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction;

4.6
notify each Holder immediately after becoming aware of the occurrence of any event (but shall not, without the prior written consent of such Holder, disclose to such Holder any facts or circumstances constituting material non-public information) as a result of which the prospectus included in such Registration Statement, as then in effect, contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and as promptly as practicable prepare and file with the Commission and furnish to each Holder a reasonable number of copies of a supplement or an amendment to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

4.7
use commercially reasonable efforts to prevent the issuance of any stop order or other order suspending the effectiveness of such Registration Statement and, if such an order is issued, to use commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible time and to notify each Holder in writing of the issuance of such order and the resolution thereof;

4.8
furnish to each Holder, on the date that such Registration Statement, or any successor registration statement, becomes effective, a letter, dated such date, signed by an officer of the Company or of outside counsel to the Company (and reasonably acceptable to such Holder) addressed to such Holder, confirming such effectiveness and, to the knowledge of such officer or counsel, the absence of any stop order;

4.9
provide to each Holder and its representatives the reasonable opportunity to conduct, subject to confidentiality agreements reasonably acceptable to the Company, a reasonable inquiry of the Company’s financial and other records during normal business hours and make available during normal business hours and with reasonable advance notice its officers, directors and employees for questions regarding information which such Holder may reasonably request in order to fulfill any due diligence obligation on its part;

4.10
permit counsel for the Investor to review such Registration Statement and all amendments and supplements thereto, and any comments made by the staff of the Commission concerning such Holder and/or the transactions contemplated by the Transaction Documents and the Company’s responses thereto, within a reasonable period of time prior to the filing thereof with the Commission (or, in the case of comments made by the staff of the Commission, within a reasonable period of time following the receipt thereof by the Company); and

4.11
in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering; Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

5.	Suspension.

Notwithstanding anything to the contrary contained herein or in the Securities Purchase Agreement, if the use of the Registration Statement is suspended by the Company, the Company shall promptly give written notice of the suspension to the Holders and shall promptly notify the Holders in writing as soon as the use of the Registration Statement may be resumed.

6.	Obligations of Each Holder.

In connection with the registration of Registrable Securities pursuant to a Registration Statement, and as a condition to the Company’s obligations under Section 2 hereof, each Holder shall:

6.1
timely furnish to the Company in writing (i) a completed selling securityholder questionnaire in the form attached to this agreement as Annex B (the “Selling Shareholder Questionnaire”) and (ii) such information in writing regarding itself and the intended method of disposition of such Registrable Securities as the Company shall reasonably request in order to effect the registration thereof;

6.2
upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 4.6, 4.7 or 5, immediately discontinue any sale or other disposition of such Registrable Securities pursuant to such Registration Statement until the filing of an amendment or supplement as described in Section 4.6, withdrawal of the stop order referred to in Section 4.7 or receipt of notice of ability to resume use of the Registration Statement as described in Section 5, as the case may be, and use commercially reasonable efforts to maintain the confidentiality of such notice and its contents;

6.3	to the extent required by applicable law, deliver a prospectus to the purchaser of such Registrable Securities;

6.4	notify the Company when it has sold all of the Registrable Securities held by it; and

6.5
notify the Company in the event that any information supplied by such Holder in writing for inclusion in such Registration Statement or related prospectus is untrue or omits to state a material fact required to be stated therein or necessary to make such information not misleading in light of the circumstances then existing; immediately discontinue any sale or other disposition of such Registrable Securities pursuant to such Registration Statement until the filing of an amendment or supplement to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and use commercially reasonable efforts to assist the Company as may be appropriate to make such amendment or supplement effective for such purpose.

7.	Indemnification.

In the event that any Holder’s Registrable Securities are included in a Registration Statement under this Agreement:

7.1
To the extent permitted by law, the Company shall indemnify and hold harmless such Holder, the officers, directors, employees, agents and representatives of such Holder, and each person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, liabilities or reasonable out-of-pocket expenses (whether joint or several) (collectively, including reasonable legal expenses or other expenses reasonably incurred in connection with investigating or defending same, “Losses”), insofar as any such Losses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement under which such Registrable Securities were registered, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Subject to the provisions of Section 7.3 below, the Company will reimburse such Holder, and each such officer, director, employee, agent, representative or controlling person, for any reasonable legal expenses or other out-of-pocket expenses as reasonably incurred by any such entity or person in connection with investigating or defending any Loss; provided, however, that the foregoing indemnity shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be obligated to indemnify any person for any Loss to the extent that such Loss is (i) based upon and is in conformity with written information furnished by a Holder expressly for use in such Registration Statement or (ii) based on a failure of such person to deliver or cause to be delivered the final prospectus contained in the Registration Statement and made available by the Company, if such delivery is required by applicable law. The Company shall not enter into any settlement of a Loss that does not provide for the unconditional release of such Holder from all liabilities and obligations relating to such Loss.

7.2
To the extent permitted by law, each Holder who is named in such Registration Statement as a selling shareholder, acting severally and not jointly, shall indemnify and hold harmless the Company, the officers, directors, employees, agents and representatives of the Company, and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any Losses to the extent (and only to the extent) that any such Losses are based upon and in conformity with written information furnished by such Holder expressly for use in such Registration Statement. Subject to the provisions of Section 7.3 below, such Holder will reimburse any legal or other expenses as reasonably incurred by the Company and any such officer, director, employee, agent, representative, or controlling person, in connection with investigating or defending any such Loss; provided, however, that the foregoing indemnity shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided, further, that, in no event shall any indemnity under this Section 7.2 exceed the net proceeds resulting from the sale of the Registrable Securities sold by such Holder under such Registration Statement.

7.3
Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, promptly deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and to assume the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to the indemnified party; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses of one such counsel for all indemnified parties to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate under applicable standards of professional conduct due to actual or potential conflicting interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, to the extent prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7 with respect to such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 7 or with respect to any other action unless the indemnifying party is materially prejudiced as a result of not receiving such notice.

7.4
In the event that the indemnity provided in Section 7.1 or Section 7.2 is unavailable or insufficient to hold harmless an indemnified party for any reason, the Company and each Holder agree, severally and not jointly, to contribute to the aggregate Losses to which the Company or such Holder may be subject in such proportion as is appropriate to reflect the relative fault of the Company and such Holder in connection with the statements or omissions which resulted in such Losses; provided, however, that in no case shall such Holder be responsible for any amount in excess of the net proceeds resulting from the sale of the Registrable Securities sold by it under the Registration Statement. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the Company or by such Holder. The Company and each Holder agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 7.4, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person who controls a Holder within the meaning of either the Securities Act or the Exchange Act and each officer, director, employee, agent or representative of such Holder shall have the same rights to contribution as such Holder, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act and each officer, director, employee, agent or representative of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 7.4.

8.	Reports.

With a view to making available to each Holder the benefits of Rule 144 and any other similar rule or regulation of the Commission that may at any time permit such Holder to sell securities of the Company to the public without registration, the Company agrees (until all of the Registrable Securities have been sold under a Registration Statement or pursuant to Rule 144) to:

8.1	make and keep public information available, as those terms are understood and defined in Rule 144;

8.2	file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

8.3
furnish to such Holder, so long as such Holder owns any Registrable Securities, promptly upon written request (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) to the extent not publicly available through the Commission’s EDGAR database, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the Commission, and (iii) such other information as may be reasonably requested by such Holder in connection with such Holder’s compliance with any rule or regulation of the Commission which permits the selling of any such securities without registration.

9.	Market Stand-off Agreement.

9.1
Each Holder hereby agrees that if required by the managing underwriter, it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to an underwritten offering pursuant to Section 2.1 or 2.3 and ending on the date specified by the Company and the managing underwriter (such period not to exceed ninety (90) days), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Ordinary Shares, held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash, or otherwise.

9.2
The foregoing provisions of this Section 9 shall not apply (i) to holders of less than one percent (1%) of the Registrable Shares then outstanding or (ii) to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers, directors, and Holders are subject to the same restrictions. The underwriters in connection with such registration are intended third‑party beneficiaries of this Section 9 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto.  Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 9 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

9.3
Investor and each Holder hereby agree that if required by the managing underwriter in an underwritten offering pursuant to Section 2.1 or 3.1, a legend reading substantially as follows shall be placed on all certificates representing all Registrable Securities held by such shareholder (and the shares or securities of every other person subject to the restriction contained in this Section 9) immediately prior to the effectiveness of such offering:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK UP PERIOD OF UP TO 90 DAYS AFTER THE EFFECTIVE DATE OF THE ISSUER’S REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AND TO SUCH OTHER RESTRICTIONS AND LIMITATIONS, ALL AS SET FORTH IN A REGISTRATION RIGHTS AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER’S PRINCIPAL OFFICE. SUCH LOCK UP PERIOD AND OTHER RESTRICTIONS AND LIMITATIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES.

10.	Miscellaneous.

10.1
Expenses of Registration. Except as otherwise provided in the Securities Purchase Agreement, all reasonable expenses, other than underwriting discounts and commissions and fees and expenses of counsel and other advisors to each Holder, incurred in connection with the registrations, filings or qualifications described herein, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, the fees and disbursements of counsel for the Company, and the fees and disbursements incurred in connection with the opinion or letter described in Section 4.8 hereof, shall be borne by the Company.

10.2
Amendment; Waiver. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended or waived except pursuant to a written instrument executed by the Company and the Holders of a majority of the Registrable Securities that are then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder, each future Holder and the Company. The failure of any party to exercise any right or remedy under this Agreement or otherwise, or the delay by any party in exercising such right or remedy, shall not operate as a waiver thereof.

10.3
Notices. Any notice, demand or request required or permitted to be given by the Company or a Holder pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a reputable overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:	Jacada Ltd.
8 Hasadnaot Street
Herzliya 46728, Israel
Att: CEO

   with a copy
(which shall not constitute notice) to:	Ronen Bezalel and David S. Glatt
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Blvd.
Ramat Gan 52506 Israel
Tel +972-3-610-3100
Fax +972-3-610-3111
rbezalel@meitar.com
dglatt@meitar.com

If to the Investor:	IGP Digital Interaction Limited Partnership
Precede Building  Hakfar Hayarok.
Ramat Hasharon
47900 Israel

   with a copy
   (which shall not constitute notice) to:                                                        Barnea & Co
Attention: Micky Barnea
58 Harakevet St.
Electra City Tower
Tel-Aviv 6777016 Israel
Tel. +972 3 6400600
Fax. +972 3 6400650
Email. mbarnea@barlaw.co.il

10.4
Assignment. Upon the transfer of Registrable Securities by a Holder, the rights of such Holder hereunder with respect to such securities so transferred shall be assigned automatically to the transferee thereof, and such transferee shall thereupon be deemed to be a “Holder” for purposes of this Agreement, as long as: (i) the Company is, within a reasonable period of time following such transfer, furnished with written notice of the name and address of such transferee, (ii) the transferee agrees in writing with the Company to be bound by all of the provisions hereof, and (iii) such transfer is made in accordance with the applicable requirements of the Securities Purchase Agreement.

10.5
Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument. This Agreement, once executed by a party, may be delivered to any other party hereto by facsimile transmission.

10.6
Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of Israel applicable to contracts made and to be performed entirely within the State of Israel. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts located in Tel Aviv, Israel for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby and hereby irrevocably waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

10.7
Holder of Record. A person is deemed to be a Holder whenever such person owns or is deemed to own of record Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

10.8
Termination of Registration Rights.  This Agreement, including but limited to the right of the Investor or any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1, 2.3 or 3, shall terminate upon the date such Holder holds less than two percent (2%) of the Company’s then outstanding Ordinary Shares, provided such shares may be sold pursuant to Rule 144(b)(1) under the Securities Act without limitations on volume.

10.9
Entire Agreement. This Agreement and the other Transaction Documents referenced in the Securities Purchase Agreement, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the other Transaction Documents referenced in the Securities Purchase Agreement, supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

10.10	Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

10.11
Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first-above written.

JACADA LTD.
By
Name:
Title:

IGP Digital Interaction Limited Partnership

By:__________________________________
Name: ______________________________
Title:

ADDRESS:

Attention:
Tel:
Fax:
E-mail:_
Taxpayer ID#:

With a copy to:

Attention:

Annex A

Plan of Distribution

Each Selling Shareholder (the “Selling Shareholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of ordinary shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Annex B

JACADA LTD.

Selling Shareholder Notice and Questionnaire

The undersigned beneficial owner of Ordinary Shares (the “Registrable Securities”) of JACADA LTD. (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling shareholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling shareholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Shareholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

 To assist the Company with the registration process, please complete the questions below:

1.	Please provide the full legal name of the Selling Shareholder:

2.	Please indicate below the number of Ordinary Shares held by the Selling Shareholder as of the date hereof:

3.
Please indicate below the nature of any position, office or other material relationship which the Selling Shareholder has had within the past three years with the Company or any of the Company’s affiliates:

4.
Is the Selling Shareholder a registered “broker-dealer” under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)? “Broker” and “dealer” are defined on Exhibit A attached hereto.

Yes  ☐                    No  ☐

If “Yes”, did the Selling Shareholder receive the Restricted Securities as compensation for investment banking services provided to the Company?

Yes  ☐                    No  ☐

If the Selling Shareholder is a Broker or Dealer and has checked the “No” box directly above, the Company may identify the Selling Shareholder as an underwriter in the Registration Statement and related Prospectus in accordance with the Commission’s rules and interpretations.

5.
Is the Selling Shareholder an “affiliate” of a registered broker-dealer as defined above? An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Securities Act, Rule 405, Rule 501(b), Exchange Act Rule 3b-18.

Yes  ☐                    No  ☐

If “Yes”, did the Selling Shareholder both: (i) purchase the Restricted Securities in the ordinary course of business; and (ii) have no agreement or understanding, directly or indirectly, with any party to distribute the Restricted Securities, at the time of purchase of the Restricted Securities?

Yes  ☐                    No  ☐

If the Selling Shareholder is an affiliate of a Broker or Dealer and has checked the “No” box directly above, the Company may identify such Selling Shareholder as an underwriter in the Shelf Registration Statement and related Prospectus in accordance with the Commission’s rules and interpretations.

6.
Please list in the space provided below the names of all natural persons (i.e., individuals), if any, who have beneficial ownership of the Restricted Securities. “Beneficial ownership” is defined on Exhibit A attached hereto.

By signing below, the Selling Shareholder understands that such information will be relied upon by the Company in connection with the preparation of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Selling Shareholder Questionnaire to be executed and delivered either in person or by its authorized agent.

Dated: _______________________________________________

Printed Name of Selling Shareholder

Signature

Printed name of Signatory

Title of Signatory, if applicable

Please return your completed and executed Selling Shareholder Questionnaire to the following address, or by facsimile or by electronic mail:

EXHIBIT A

Exchange Act, Section 3(a)(4).

A. “Broker” means generally, any person engaged in the business of effecting transactions in securities for the account of others.

Exchange Act, Rule 13d-3.

“Beneficial Ownership” Securities are “beneficially owned” by an individual if such individual, directly or indirectly, through any contract, arrangement, understanding, relationship or other means, has or shares with others either (or both):

•	Voting power, that is, the power to vote, or to direct the vote, of the securities; and/or

•	Investment power, that is, the power to dispose, or to direct the disposition, of the securities.

Securities beneficially owned need not be registered in an individual’s name. For example, an individual would ordinarily be considered the beneficial owner of securities:

•	held in the name of family members, if such individual has the power to re-vest title in himself or herself or to dispose or direct the voting of the securities;

•	held for such individual in the names of nominees, such as brokers, or in “street name”;

•	held by a partnership of which such individual is a partner;

•	held by a corporation controlled by such individual; or

•	held by a trust of which such individual is a trustee.

On the other hand, securities would not be beneficially owned by an individual if such individual only has the right to receive dividends on, or the sale proceeds of, such securities, and does not have or share the power to vote or divest them. For example, a beneficiary of the income from securities held in a trust managed by independent trustees would not ordinarily be the beneficial owner of such securities.

An individual would also be considered the beneficial owner of securities on any date if he or she has the right to acquire beneficial ownership, as defined above, within 60 days of that date, including pursuant to the exercise of an option, warrant, or other right, through conversion of a security, or pursuant to the power to revoke a trust, discretionary account, or similar arrangement.

Appendix C

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of ________ __, 2016, is entered into by and between Jacada Ltd., an Israeli company whose address is 8 Hasadnaot Street Herzliya 46728, Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto (the “Indemnitee”).

WHEREAS,
Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Companies Law” and “Office Holder” respectively), of the Company, and, at the request of the Company, may serve in the capacity of an Office Holder of a company controlled by the Company;

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance and/or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law and this Agreement is provided to Indemnitee in accordance with applicable law, the Articles of the Association of the Company and all requisite corporate approvals;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company or, at the Company’s request, through another entity controlled by the Company, free from undue concern that they will not be so indemnified;

WHEREAS,	the Company acknowledges that Indemnitee is relying on the obligations of the Company set forth in this Agreement in agreeing to serve the Company, which obligations are therefore irrevocable; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability, including costs and expenses incurred by the Indemnitee due to his position as an Office Holder,  in order to assure Indemnitee’s continued service to the Company directly or, at the Company’s request, through another entity controlled by the Company, in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law and the Company's Articles of Association, as each may be amended from time to time, for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity [(other than a Secondary Indemnitor (as defined below))],[1] with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) expended or incurred by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial obligation in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but with imposing a financial obligation in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or is in connection with a financial sanction. In this section, conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated, and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term "financial sanction" shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1 Only relevant to directors who have an additional indemnification agreement provided by their employers.

1.1.3.
Reasonable Expenses incurred by or charged to Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of Mens Rea;

1.1.4.
a monetary liability of the Indemnitee to a party harmed by a breach (as such term appears in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”)) in a proceeding pursuant to Chapters H3 (Imposing a Monetary Sanction by the Israeli Securities Authority), H4 (Imposing Administrative Enforcement Measures by the Administrative Enforcement Committee) or I1 (Conditioned Arrangement for Avoidance of Taking Action or for Stopping Action) of the Israeli Securities Law (a “Securities Law Administrative Proceeding”);

1.1.5.
Reasonable Expenses incurred by the Indemnitee in connection with a Securities Law Administrative Proceeding or a proceeding pursuant to Chapter G1 of the Israeli Antitrust Law, 5748-1988, as amended from time to time; and

1.1.6.
Reasonable Expenses incurred by the Indemnitee in connection with any other or additional administrative enforcement proceeding in respect of which indemnification or insurance may lawfully be granted for expenses incurred in connection therewith or payments relating thereto conducted in his matter.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided, and costs and expenses paid or incurred by Indemnitee in successfully enforcing this Agreement. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section Error! Reference source not found..

1.2.
Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee in advance under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto (without limitation of the Company’s ability to indemnify retroactively, at its discretion and subject to applicable law). The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement with respect to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (the “Indemnifiable Persons”), for all events described in Exhibit A, shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company for each event described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

1.3.
If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee (if Indemnitee actually made payment of such amount and in such event, against proof of payment) or to the relevant third party (if Indemnitee has not yet made payment of such amount), Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. All amounts paid as indemnification hereunder shall be grossed-up to cover any tax payments that Indemnitee may be required to make if the indemnification payments are taxable, subject to the Limit Amount if required by applicable law. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.
Without derogating from the Company’s obligations to indemnify Indemnitee as provided herein, the Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board, including in the form of a tail insurance or similar insurance; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors' and officers’ liability insurance.

1.6.
Without derogating from the Company’s obligations to indemnify Indemnitee as provided herein, the Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

1.7.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee, other than a claim to enforce such Indemnitee’s rights under this Agreement.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on a written legal opinion from its legal counsel, that the Indemnitee was not entitled to such payments under applicable law, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
[Except as set forth in Section 4.2 below,] In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall make reasonable effort that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
[The Company hereby acknowledges that Indemnitee has certain rights to indemnification, advancement of Expenses and/or insurance provided by [venture capital fund] OR [shareholder(s) of the Company] and certain of [its]/[their] affiliates] (collectively, the “Secondary Indemnitors”). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance Expenses or to provide indemnification for the same Expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of Expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii)that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section4.2.]

5.	REIMBURSEMENT.

5.1.
[Except as set forth in Section 4.2 above,] The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2. .

6.	EFFECTIVENESS.

This Agreement shall be valid, binding and enforceable in accordance with its terms and shall be in full force and effect immediately upon its approval by the Company’s general meeting of shareholders.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	Subject to Section 7.2, the Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company which counsel is reasonably reputable with experience in the relevant field. In such case, the fees and expenses of such counsel shall be paid by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee shall reasonably and in good faith claim that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of  such action, in which case the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
Without derogating from Section 7.2, the Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee or contain any admission of wrong-doing by Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

7.6.
If the Company fails to comply with any of its material obligations under this Agreement or in the event that the Company or any other person takes any action to declare this Agreement void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from Indemnitee the benefits intended to be provided to Indemnitee hereunder, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, Indemnitee shall have the right to retain counsel of Indemnitee’s choice, and reasonably acceptable to the Company and at the expense of the Company, to represent Indemnitee in connection with any such matter, to the extent that such matter is within the provisions of Section 1 hereof.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law). The Company’s undertaking according to this exculpation clause shall be broadly interpreted in a manner intended to fulfill the same to the maximum extent permitted by law, for the purpose for which they are intended.

In any event of discrepancy between any provisions in this excluption caluse and any provision of law which may not be deviated from modified or added to’ such provision of law shall prevail, without thereby prejudicing or derogating from the validity of the other provisions of this letter of exemption.

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then-serving directors and officers are, in any way, in whole or in part, more favorable to such directors and officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns (including any direct or indirect successor in the event of a Transaction) and a receiver, liquidator or the like of the Company, heirs, executors and personal and legal representatives. In the event of a reorganization, acquisition, change of control merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company (each a “Transaction”), the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company.

In the event that in connection with a Transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the RTP Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. Other than as may be required in order to comply with applicable law, the Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party, other than as provided under Section 4.2 above. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors’ and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

The obligations of the Company as provided hereunder shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

20.
This Agreement is being executed pursuant to the resolutions adopted by the Board on ________ __, 2016, and by the shareholders of the Company on _________ __, 2016. At the time of approval, the Board determined, based on the then current activity of the Company, that the Limit Amount stated in Exhibit A attached hereto was reasonable and that the events listed in Exhibit A were reasonably anticipated.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

Jacada Ltd.
By:
Name and title:

Indemnitee:
Name:
Signature:
Address:

EXHIBIT A*

	CATEGORY OF INDEMNIFIABLE EVENT	LIMIT AMOUNT PER EACH SPECIFIC EVENT WITHIN THIS CATEGORY OF EVENTS
1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.
The greater of (a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification and (b) $25,000,000 (the “Maximum Amount”). With respect to any claim in connection with or arising out of a public offering of the Company’s securities, the Maximum Amount (as appearing throughout this Exhibit A) shall be increased to the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

2.
Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.
The Maximum Amount
3.
Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing, any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.
The Maximum Amount.

4.
Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.
The Maximum Amount
5.
Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.
The Maximum Amount.
6.
Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company) ; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.
The Maximum Amount.

7.
Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims.
The Maximum Amount.
8.
The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.
The Maximum Amount.
9.
Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.
The Maximum Amount.
10.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.
The Maximum Amount.
11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.
The Maximum Amount.
12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
The Maximum Amount.

13.
Any administrative, regulatory, judicial or civil actions orders,decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution,  indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.
The Maximum Amount.
14.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.
The Maximum Amount.
15.
Participation and/or non-participation at Company Board meetings,  expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.
The Maximum Amount.
16.
Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.
The Maximum Amount.
17.
Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.
The Maximum Amount.
18.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.
The Maximum Amount.

19.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products or services and unlawful distribution of emails.	The Maximum Amount.
20.
Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.
The Maximum Amount.
21.
All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other "distribution" as such term is defined under the Companies Law.
The Maximum Amount.
22.
Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution,  indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to databases and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).
The Maximum Amount.
23.	Aggregate Limit Amount for all events together	The Maximum Amount.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.